                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                          FORM 10-SB/A AMENDMENT NO. 1

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
           OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         Beverly National Corporation
--------------------------------------------------------------------------------
                (Name of Small Business Issuer in Its Charter)


                Massachusetts                                  04-2832201
----------------------------------------------------       ---------------------
       (State or Other Jurisdiction of                     (I.R.S. Employer
       Incorporation or Organization)                      Identification No.)

      240 Cabot Street, Beverly, Massachusetts                     01915
----------------------------------------------------       ---------------------
      (Address of Principal Executive Offices)                   (Zip Code)

Registrant's telephone number, including area code    (978) 922-2100
                                                  ------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class           Name of Each Exchange on Which
     to be so Registered           Each Class is to be Registered
     -------------------           ------------------------------

        None                           None
---------------------------------  ---------------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock (par value $2.50 per share)
--------------------------------------------------------------------------------
                               (Title of Class)

                                    PART I

ITEM l.   DESCRIPTION OF BUSINESS

     Beverly National Corporation, a Massachusetts corporation ("Corporation" or "Holding Company"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Holding Company has one banking subsidiary, Beverly National Bank ("Bank"), and also owns l00% of a Massachusetts Business Trust, Cabot Street Realty Trust. The principal executive office of the Corporation is located at 240 Cabot Street, Beverly, Massachusetts 01915, and the telephone number is (978) 922-2100. The Holding Company owns all outstanding shares of the Bank and Cabot Street Realty Trust.


     Beverly National Corporation was incorporated in 1984 and became the bank holding company for Beverly National Bank in 1985. However, the historical roots of the Corporation run deep. Beverly National Bank became a national banking association on March 16, 1865, making it one of the oldest national banks in the United States. From 1802 until the creation of the national banking system in 1865, the Bank operated as a state chartered bank. The Bank is believed to be the oldest community bank and the third oldest national bank still operating in the United States.

     The other subsidiary of the Corporation, Cabot Street Realty Trust, was incorporated in 1984 to hold certain real estate utilized by the Corporation to conduct its business. During recent years, including the past three (3) years, the Corporation has experienced sustained growth in both the Corporation's equity and its base of earning assets. This growth results from the consolidation of several competitors within the region, favorable economic conditions in the Bank's market area and the Bank's success in responding to such opportunities.

     The Bank is engaged in substantially all of the business operations customarily conducted by an independent commercial bank in Massachusetts. Banking services offered include acceptance of checking, savings and time deposits and the making of commercial, real estate, installment and other loans. The Bank also offers a full range of trust services, financial planning, official checks, traveler's checks, safe deposit boxes, automatic teller machines and customary banking services to its customers.

     The business of the Bank is not significantly affected by seasonal factors.

     In the last five years the Bank derived its operating income from the following sources:


                                                   % of Operating Income
                                           ------------------------------------
                                           2000    1999    1998    1997    1996
                                           ------------------------------------
   Interest and fees on loans                67%     67%     67%     69%     68%

   Interest and dividends on
    Securities and Federal Loans Sold        19      18      20      18      18

   Charges, fees and other sources           14      15      13      13      14
                                           ------------------------------------
                                            100%    100%    100%    100%    100%
                                           ====================================

Competition

     In Massachusetts generally, and in the Bank's primary service area, there is intense competition in the commercial banking industry. In addition to commercial banks, the Bank competes with other financial institutions such as savings banks, savings and loan associations and credit unions in obtaining lendable funds and in making loans.

     All of the offices of the Company and the Bank are located within a market area defined by the Federal Reserve Bank of Boston as the "Boston, Massachusetts Banking Market." Based upon the most recently published information, such banking market includes over 180 banking competitors. Many of such institutions have resources, products and delivery channels which are far more extensive than those of Beverly National Corporation, which is the 59/th/ largest competitor in
                                                    --
such market area, with a market share of less than one percent (1%) of the total deposits with such market.

     The Boston Massachusetts Banking Market includes the City of Boston and many additional communities in which Beverly National Corporation and its subsidiary bank do not operate any offices or otherwise actively compete. However, in those communities in which Beverly National Bank operates a banking office, the Bank competes directly with a total of eleven (11) other banking organizations. In such communities, the Bank is a market leader with a market share of approximately twenty-four percent (24%) of deposits and the Bank operates eight (8) of the thirty-one (31) banking offices, which serve such communities. Fleet National Bank operates a comparable number of offices within such communities and has a market share which is almost equal to that of Beverly National Bank. The combined market share of Beverly National Bank and Fleet within such communities represents approximately one half ( 1/2) of all banking offices and nearly one half ( 1/2) of all deposits. A total of ten (10) other banking institutions operate the other fifteen (15) banking offices in such communities and have aggregate deposits which represent approximately one half (1/2) of the deposits within those communities.

     The Bank's market position reflects its recognition as a community bank serving Beverly and proximate communities, and its status as an effective local competitor in those communities in which it is based. However, the communities in which the Bank competes represent only a small geographic portion of what is defined as the Boston Massachusetts Banking Market. The Bank's resources and reputation as a community based financial institution facilitates its ability to attract and retain customers in the local areas in which it operates. However, the Bank has neither the resources nor the intent to compete on a broad geographic basis which would not be proximate to Beverly and nearby communities. To the extent that the business of the Corporation and the Bank extend beyond Beverly and proximate communities, such business is primarily the result of loyal customers who have maintained their relationships with the Bank despite geographic relocations involving their families or businesses.

Regulation of the Corporation

     The Corporation is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. It is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and files with the Federal Reserve Board the reports as required under the Bank Holding Company Act.

     The Bank Holding Company Act generally requires prior approval by the Federal Reserve Board of the acquisition by the Corporation of substantially all the assets or more than five percent of the voting stock of any bank. The Bank Holding Company Act also allows the Federal Reserve Board to determine (by order or by regulation) what activities are so closely related to banking as to be a proper incident of banking, and thus, whether the Corporation can engage in such activities. The Bank Holding Company Act prohibits the Corporation and the Bank from engaging in certain tie-in arrangements in connection with any extension of credit, sale of property or furnishing of services.

     Federal legislation permits adequately capitalized bank holding companies to venture across state lines to offer banking services through bank subsidiaries to a wide geographic market. It is possible for large super-regional organizations to enter many new markets including the market served by the Bank. It is not possible to assess what impact this will have on the Corporation or the Bank.

     The Federal Reserve Act imposes certain restrictions on loans by the Bank to the Corporation and certain other activities, on investments, in their stock or securities, and on the taking by the Bank of such stock or securities as collateral security for loans to any borrower.

     Under the Bank Holding Company Act of 1956, as amended and the regulations of the Federal Reserve Board promulgated thereunder, no corporation may become a bank holding company as defined therein, without prior approval of the Board. The Corporation received the approval of the Board of Governors to become a bank holding company on May 29, 1984. The Corporation will also have to secure prior approval of the Federal Reserve Board if it wishes to acquire voting shares of any other bank, if after such acquisition it would own or control more than 5% of the voting shares of such bank. The Corporation is also limited under the Bank Holding Company Act of 1956, as amended, as to the types of business in which it may engage.

     The Corporation, as a bank holding company, is subject to the Massachusetts Bank Holding Company laws.

     The regulations of the Federal Reserve Board, promulgated pursuant to Bank Holding Company Act require bank holding companies to provide the Federal Reserve Board with written notice before purchasing or redeeming equity securities if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid by the Corporation for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of the Corporation's consolidated net worth. For purposes of Regulation Y, "net consideration" is the gross consideration paid by a company for all of its equity securities purchased or redeemed during the period, minus the gross consideration received for all of its equity securities sold during the period other than as part of a new issue. However, a bank holding company need not obtain Federal Reserve Board approval of any equity security redemption when:
(i) the bank holding company's capital ratios exceed the threshold established for "well-capitalized" state member banks before and immediately after the redemption;(ii) the bank holding company is well-managed; and (iii) the bank holding company is not the subject of any unresolved supervisory issues.

     After decades of debate, in November of 1999, Congress passed and President Clinton signed legislation which repealed the restrictions that prohibited most affiliations among bank, securities, and insurance firms. The new law, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (S. 900), provides bank holding companies, banks, securities firms, insurance companies and investment management firms the option of engaging in a broad range of financial and related activities by opting to become a "financial holding company." These holding companies will be subject to oversight by the Federal Reserve Board, in addition to the regulatory agencies. Under the financial holding company structure, bank holding companies will have a less-restricted ability to purchase or establish non-bank subsidiaries which are financial in nature or which engage in activities which are incidental or complementary to a financial activity. Additionally, for the first time, securities and insurance firms will be permitted to purchase full-service banks.

     As a general rule, the individual entities within a financial holding company structure will be regulated according to the type of services provided B functional regulation. Under this approach, a financial holding company with banking, securities, and insurance subsidiaries will have to deal with several regulatory agencies (e.g., appropriate banking agency, SEC, state insurance commissioner). A financial holding company that is itself an insurance provider will be subject to FRB oversight, as well as to regulation by the appropriate state insurance commissioner. Broker/dealer and insurance firms electing to become financial holding companies will be subject to FRB regulation. In addition to permitting financial services providers to enter new lines of business, the new law gives firms the freedom to streamline existing operations and potentially reduce costs.

     The impact that Gramm-Leach-Bliley Act is likely to have on the Bank and the Corporation is difficult to predict. While the Act facilitates the ability of financial institutions to offer a wide range of financial services, large financial institutions would appear to be the beneficiaries as a result of this Act because many community banks are less able to devote the capital and management resources needed to facilitate broad expansion of financial services.

     To qualify as a financial holding company, a bank holding company must certify to the Federal Reserve System that it and its subsidiary banks satisfy the requisite criteria of being "well-capitalized," "well-managed" and have a CRA rating of "satisfactory" or better. The Corporation meets all of the criteria to qualify as a financial holding company.

Regulation of the Bank

The Bank is subject to regulation by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. The business of the Bank is subject in certain areas to state laws applicable to banks.

Capital Standards

     The FRB, OCC and other federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

     A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. The regulators measure risk-adjusted assets and off-balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan losses and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance sheet items of 4%.

     In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable, however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

     The following table presents the capital ratios for the Corporation and the Bank as of December 31, 2000:

                                                                   Minimum
                                  The Corporation's   The Bank's   Regulatory
                                  Ratio               Ratio        Capital Level
                                  ----------------------------------------------

RISK-BASED CAPITAL RATIO:

     Total Capital........             15.19%           13.33%         8.0%

     Tier 1 Capital.......             14.01%           12.13%         4.0%

TIER 1 LEVERAGE CAPITAL RATIO:          9.41%            7.71%         4.0%

Prompt Corrective Action and Other Enforcement Mechanisms

     Each federal banking agency is required to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more of the prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     An insured depository institution generally is classified in the following categories based on capital measures indicated below:

     "Well-Capitalized":

          Total risk-based capital of 10% or more;
          Tier 1 risk-based ratio capital of 6% or more; and Leverage ratio of 5% or more.

     "Adequately Capitalized":

          Total risk-based capital of at least 8%;
          Tier 1 risk-based capital of at least 4%; and Leverage ratio of at least 4%.

     "Undercapitalized":

          Total risk-based capital less than 8%
          Tier 1 risk-based capital less than 4%; or Leverage ratio less than 4%.

     "Significantly Undercapitalized":

          Total risk-based capital less than 6%
          Tier 1 risk-based capital less than 3%; or Leverage ratio less than 3%

     "Critically Undercapitalized":

          Tangible equity to total assets less than 2%.

     An institution that, based upon its capital levels, is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action.

     In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company. The Corporation and the Bank are classified as "well-capitalized" under the above guidelines.

Safety and Soundness Standards

     The federal banking agencies have established safety and soundness standards for insured financial institutions covering (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; (7) asset quality and earnings; (8) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss; and (9) standards for safeguarding customer information. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency.

Restrictions on Dividends and Other Distributions

     The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal Law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

     The Corporation's ability to pay dividends depends in large part on the ability of the Bank to pay dividends to the Corporation. The ability of the Bank to pay dividends is subject to restrictions set forth in the National Banking Act and regulations of the OCC. See "Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters" herein.

     Additionally, a bank may not make any capital distribution, including the payment of dividends, if after making such distribution the bank would be in any of the "under- capitalized" categories under the OCC's Prompt Corrective Action regulations.

     The OCC also has the authority to prohibit the Bank from engaging in business practices which the OCC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that the OCC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

FDIC Insurance

     The Bank's deposits are insured through the Bank Insurance Fund of the FDIC up to a maximum of $100,000 per separately insured depositor.

Inter-Company Borrowings

     Bank holding companies are also restricted as to the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (1) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts.

     "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the FRB), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Impact of Monetary Policies

     Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by a bank on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Corporation cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Bank's net earnings.

Employees

The Corporation and the Bank employ 107 officers and employees, of which 90 are full time.

Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and
------------------------------------------------------------- ------------------
Interest Differential
---------------------

     The following tables present the condensed average balance sheets and the components of net interest differential for the three years ended December 31, 2000, 1999 and 1998. The total dollar amount of interest income from earning assets and the resultant yields are calculated on a tax equivalent basis.

                                                                      2000
                                                     ---------------------------------------
                                                          Average       Interest      Yield/
ASSETS                                                    Balance      Inc./Exp.        Rate
                                                     ---------------------------------------
Federal funds sold                                   $  8,807,104    $   545,306        6.19%
Securities available for sale                          34,717,950      2,210,824        6.37%
Other investment securities (1)                        17,524,419      1,005,545        5.74%
Loans, net of unearned income (1,2,3)                 157,776,160     13,772,731        8.73%
                                                     ------------    -----------
Total earning assets                                  218,825,633     17,534,406        8.01%
                                                     ------------    -----------
Other non interest-earning assets                      22,142,558
                                                     ------------
Total average assets                                 $240,968,191
                                                     ============

LIABILITIES AND STOCKHOLDERS'
EQUITY
Savings deposits                                     $ 46,542,275    $ 1,485,226        3.19%
NOW accounts                                           36,204,513        441,197        1.22%
Money market accounts                                  24,944,602        810,148        3.25%
Time deposits $100,000 and over                         6,263,459        348,987        5.57%
Other time deposits                                    52,445,982      2,708,430        5.16%
Short Term borrowings                                      45,082          2,699        5.99%
                                                     ------------    -----------
Total interest-bearing liabilities                    166,445,913      5,796,687        3.48%
                                                     ------------    -----------

Non interest-bearing deposits                          50,971,687
Other non interest-bearing liabilities                  2,172,153
Stockholders' equity                                   21,378,438
                                                     ------------

Total average liabilities and stockholders' equity   $240,968,191
                                                     ============

Net interest income                                                  $11,737,719
                                                                     ===========
Net yield on interest-earning assets                                                    5.36%

___________________
(1) Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment is $138,905. A federal tax rate of 34% was used in performing this calculation.

(2)  Includes loan fees of $194,156.

(3) Includes non-accruing loan balances and interest received on non-accruing loans.

Distribution of Assets, Liabilities and Stockholders= Equity; Interest Rates and
--------------------------------------------------------------------------------
Interest Differential (continued)
---------------------------------

                                                                    1999
                                                ------------------------------------------------
                                                        Average          Interest        Yield/
ASSETS                                                  Balance         Inc./Exp.         Rate
                                                ------------------------------------------------
Federal funds sold                                 $  9,463,613     $   454,811         4.81%
Securities available for sale                        32,884,549       1,711,622         5.20%
Other investment securities (1)                      16,120,001       1,123,786         6.97%
Loans, net of unearned income (1,2,3)               139,693,823      12,153,940         8.70%
                                                   ------------     -----------
Total earning assets                                198,161,986      15,444,159         7.79%
                                                   ------------     -----------
Other non interest-earning assets                    18,855,837
                                                   ------------
Total average assets                               $217,017,823
                                                   ============
LIABILITIES AND STOCKHOLDERS'
EQUITY


Savings deposits                                   $ 44,550,006     $ 1,343,448         3.02%
NOW accounts                                         33,033,001         389,628         1.18%
Money market accounts                                21,182,662         580,121         2.74%
Time deposits $100,000 and over                       6,020,266         310,532         5.16%
Other time deposits                                  48,879,099       2,572,486         5.26%
Notes payable                                            64,272          12,604        19.61%
                                                   ------------     -----------
Total interest-bearing liabilities                  153,729,306       5,208,819         3.39%
                                                   ------------     -----------

Non interest-bearing deposits                        41,811,797
Other non interest-bearing liabilities                1,964,966
Stockholders' equity                                 19,511,754
                                                   ------------
Total average liabilities and stockholders'
equity                                             $217,017,823
                                                   ============

Net interest income                                                 $10,235,340
                                                                    ===========
Net yield on interest-earning assets                                                    5.17%

______________
(1) Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment is $83,658. A federal tax rate of 34% was used in performing this calculation.

(2) Includes loan fees of $208,996.

(3) Includes non-accruing loan balances and interest received on non-accruing loans.

Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and
------------------------------------------------------------- ------------------
Interest Differential (Continued)
--------------------------------

                                                                    1998
                                              -----------------------------------------------
                                                      Average       Interest          Yield/
ASSETS                                                Balance       Inc./Exp.          Rate
                                              -----------------------------------------------
Federal funds sold                               $ 18,006,162        $   933,750          5.19%
Securities available for sale                      29,155,874          1,687,359          5.79%
Other investment securities (1)                    12,587,791            887,199          7.05%
Loans, net of unearned income (1,2,3)             130,398,095         11,809,845          9.06%
                                                 ------------        -----------
Total earning assets                              190,147,922         15,318,153          8.06%
                                                 ------------        -----------
Other non interest-earning assets                  16,793,656
                                                 ------------
Total average assets                             $206,941,578
                                                 ============

LIABILITIES AND STOCKHOLDERS'
EQUITY


Savings deposits                                 $ 39,710,542        $ 1,199,268          3.02%
NOW accounts                                       31,705,859            508,683          1.60%
Money market accounts                              23,307,456            743,957          3.19%
Time deposits $100,000 and over                     5,149,262            288,513          5.60%
Other time deposits                                49,986,897          2,830,595          5.66%
Notes payable                                         385,627             34,680          8.99%
                                                 ------------        -----------
Total interest-bearing liabilities                150,245,643          5,605,696          3.73%
                                                 ------------        -----------

Non interest-bearing deposits                      37,064,657
Other non interest-bearing liabilities              1,785,918
Stockholders' equity                               17,845,360
                                                 ------------

Total average liabilities and stockholders'
equity                                           $206,941,578
                                                 ============

Net interest income                                                  $ 9,712,457
                                                                     ===========
Net yield on interest-earning assets                                                      5.11%

___________________
(1) Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment is $72,378. A federal tax rate of 34% was used in performing this calculation.

(2) Includes loan fees of $283,304.

(3) Includes non-accruing loan balances and interest received on non-accruing loans.

     The following table shows, for the periods indicated, the dollar amount of changes in interest income and interest expense resulting from changes in volume and interest rates.

                                                              2000 compared to 1999
                                                ------------------------------------------------
                                                                Due to a change in:
                                                  Volume(1)           Rate(1)            Total
                                                ------------------------------------------------
Interest income from:
 Federal funds sold                                $ (33,238)       $  123,733          $    90,495
 Other securities                                     87,876          (206,117)            (118,241)
 Securities available for sale                        99,133           400,069              499,202
 Loans, net of unearned income                        42,005         1,576,786            1,618,791
                                                   ---------        ----------          -----------
 Total                                               195,776         1,894,471            2,090,247
                                                   ---------        ----------          -----------

Interest expense on:
 Savings deposits                                     63,637            78,141              141,778
 NOW accounts                                         38,113            13,456               51,569
 Money market accounts                               112,314           117,713              230,027
 Time deposits $100,000 and over                      12,899            25,556               38,455
 Other time                                          185,401           (49,457)             135,944
 Short Term borrowings and Notes payable              (2,977)           (6,928)              (9,905)
                                                   ---------        ----------          -----------
 Total                                               409,387           178,481              587,868
                                                   ---------        ----------          -----------
 Net interest income                               $(213,611)       $1,715,990          $ 1,502,379
                                                   =========        ==========          ===========

(1) The change in interest attributed to both rate and volume has been allocated to the changes in the rate and the volume on a pro rated basis.

     The following table shows, for the periods indicated, the dollar amount of changes in interest income and interest expense resulting from changes in volume and interest rates.


                                                                1999 as compared to 1998
                                                    ------------------------------------------------
                                                                   Due to change in:
                                                    Volume(1)           Rate(1)             Total
                                                    ------------------------------------------------
Interest income from:
 Federal funds sold                                 $(414,907)        $ (64,032)          $(478,939)
 Other securities                                     246,749           (10,162)            236,587
 Securities available for sale                        204,978          (180,715)             24,263
 Loans, net of unearned income                        823,787          (479,692)            344,095
                                                    ---------         ---------           ---------
Total                                                 860,607          (734,601)            126,006
                                                    ---------         ---------           ---------

Interest expense on:
 Savings deposits                                     144,180                -0-            144,180
 NOW accounts                                          20,254          (139,309)           (119,055)
 Money market accounts                                (64,315)          (99,521)           (163,836)
 Time deposits $100,000 and over                       45,976           (23,957)             22,019
 Other time                                           (61,617)         (196,491)           (258,108)
 Notes payable                                         24,748           (46,825)            (22,077)
                                                    ---------         ---------           ---------
Total                                                 109,226          (506,103)           (396,877)
                                                    ---------         ---------           ---------
 Net interest income                                $ 751,381         $(228,498)          $ 522,883
                                                    =========         =========           =========

(1) The change in interest attributed to both rate and volume has been allocated to the changes in the rate and the volume on a pro rated basis.

Investment Portfolio
--------------------

The following table indicates the carrying value of the Corporation's consolidated investment portfolio at December 31, 2000, 1999 and 1998:

                                                     2000                 1999                1998
                                                   Carrying             Carrying            Carrying
                                                     Value                Value               Value
                                                   ---------------------------------------------------
Investments Held to Maturity:

U.S. Treasury securities and
 obligations of U.S. Government
 corporations and agencies                         $14,985,463         $15,983,037         $15,003,624

Obligations of states and political
 subdivisions                                        1,646,219             695,000             849,000

Other debt securities                                  500,000             400,000             300,000
                                                   -----------         -----------         -----------
                                                   $17,131,682         $17,078,037         $16,152,624
                                                   ===========         ===========         ===========
Federal Reserve Bank Stock                         $    97,500         $    97,500         $    97,500
                                                   ===========         ===========         ===========
Federal Home Loan Bank Stock                       $   636,200         $   636,200                  --
                                                   ===========         ===========         ===========
Investment Available for Sale                      $37,934,262         $30,017,299         $31,879,320
                                                   ===========         ===========         ===========

     The following table shows the maturities, amortized cost basis and weighted average yields of the Corporation's consolidated investment in held to maturity and available for sale debt securities at December 31, 2000. The yields on state and municipal securities are presented on a tax equivalent basis. A federal tax rate of 34% was used in performing this calculation.*

(In Thousands)                                                 After five                      After five
                                  Within                       but within                      but within
                                 one year                      five years                      ten years
Maturing:                 Amount           Yield       Amount            Yield          Amount          Yield
---------------------    -----------------------       -----------------------          ---------------------
U.S. Govt.
& Agency
obligations               $7,999           5.44%       $40,808           6.28%          $3,490          6.99%


State and
Political
subdivisions                 995           6.26%           210           5.39%             442          6.55%


Other
securities                     0              0            400           7.87%             100          6.00%
                          ------                       -------                          ------
                          $8,994           5.53%       $41,418           6.29%          $4,032          6.92%
                          ======                       =======                          ======

     * Federal Reserve Bank Stock and FHLB Stock are not included.

Non-Accrual, Past Due and Restructured Loans
--------------------------------------------

          It is the policy of the Bank to discontinue the accrual of interest on loans when, in management's judgment, the collection of the full amount of interest is considered doubtful. This will generally occur once a loan has become 90 days past due, unless the loan is well secured and in the process of collection. Restructured loans generally may have a reduced interest rate, an extension of loan maturity, future benefits for current concessions and a partial forgiveness of principal or interest. The following table sets forth information on non-accrual, past due and restructured loans as of December 31, for each of the years indicated:

(In Thousands)                   2000      1999      1998
                                -----     -----     -----

Loans, non-accrual              $ 415     $ 363     $ 297

Loans past due 90 days or
more and still accruing           -0-       200       173
                                -----     -----     -----
                Total           $ 415     $ 563     $ 470
                                =====     =====     =====

          The amount of interest income recorded during 2000, 1999 and 1998 on non-accrual loans and restructured loans outstanding at December 31, amounted to $7,792 in 2000, $3,932 in 1999 and $234 in 1998. Had these loans performed in accordance with their original terms, the amount recorded would have been $40,671 in 2000, $28,777 in 1999, and $36,165 in 1998.

          As of December 31, 2000, there were no loans which are not included above but were known to have information about possible credit problems of borrowers which caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

          There are no industry concentrations in the Bank's loan portfolio, however, there is a geographical concentration of loans secured by property located within the Bank's market area in northeastern Massachusetts.


          The types of loans offered by the Bank include a broad spectrum of commercial loans, typical of those offered by community banks, along with a broad array of residential mortgage loans and other consumer based loans.
The Bank's residential real estate loans include both fixed and variable rate loans, and are generally underwritten to conform with secondary market standards, regardless of whether the loan will be sold or held in the Bank's portfolio. The Bank also offers construction mortgage loans and non-revolving equity loans secured by esidential mortgages.

          In addition to relying upon the adequacy of collateral, the Bank,s primary underwriting consideration with respect to such loans are the ability of the borrower to repay the loan and the sources of available funds to repay such loans.

          The Bank offers a variety of commercial loans which are generally but not always secured by real estate. Such loans may be structured on a term or demand basis. Additional underwriting concerns by the Bank with respect to such loans include the ability of commercial borrowers to withstand interest rate increases, reduced revenue and an assessment of the borrower's ability to compete its management as well as an assessment of industry and economic considerations. Generally, loan to value limits for real estate loans does not exceed 80% if the premises are owner occupied or 70% if the premises are not owner occupied, However, under certain circumstances, such as instances in which the borrrowers demonstrate exceptional cash flow, such loan to value standards may be exceeded with proper authorization consistent with the Bank's lending policies. Personal guarantees are generally required on all commercial loans. The Bank also offers a variety of consumer loans on both a secured and insecured basis. The composition of the loan portfolio and maturity of various types of loans within the loan portfolio are discussed below. The Bank's loan loss experience over the past five (5) years, as detailed in the following pages, reflects the soundness of the Bank's underwriting practices as well as the current favorable economic conditions in the Bank's market area. As reflected in such discussion, over the past five (5) years the Bank's aggregate net charge-offs amount to approximately One Hundred Sixty Thousand Dollars ($160,000) against and average loan portfolio in excess of One Hundred Thirty-two Million Dollars ($132,000,000) during such time period.

Loan Portfolio
--------------

The following table summarizes the distribution of the Bank's loan portfolio and mortgages held for sale as of December 31 for the years indicated: (in thousands)

                                             2000          1999          1998          1997          1996
                                       ---------------------------------------------------------------------
Commercial, financial
& agricultural                           $ 26,985      $ 25,018      $ 24,987      $ 22,180      $ 16,947


Real estate-construction and land
development                                 3,532         6,278         2,926         6,507         5,847

Real estate-residential                    73,106        57,827        51,256        49,517        40,983

Real estate-commercial                     51,361        48,546        44,223        44,242        46,150

Consumer                                    8,857         8,239         8,242         7,652         6,538

Municipal tax-exempt obligations            6,625         3,477         2,670         2,750           452

Other                                         766           741         1,318           517           583
                                         ----------------------------------------------------------------
                                          171,232       150,126       135,622       133,365       117,500

Allowance for loan losses                  (1,913)       (2,132)       (1,935)       (2,163)       (2,197)
Deferred loan costs (fees), net               299           209           137            19           (86)
                                         ----------------------------------------------------------------
        Net loans                        $169,618      $148,203      $133,824      $131,221      $115,217
                                         ================================================================

     Loan maturities for commercial, financial and agricultural loans at December 31, 2000 were as follows: $13,641,918 due in one year or less; $12,105,247 due after one year through five years; $1,238,021 due after five years. Of the Bank's commercial, financial and agricultural loans due after one year, $2,423,737 have floating or adjustable rates and $10,919,531 have fixed rates.

     Loan maturities for real estate construction and land development at December 31, 2000 were as follows: $2,135,674 due in one year or less, $660,878 due after one year through five years and $735,030 due after five years. Of the Bank's real estate construction and land development loans due after one year, $1,395,908 have adjustable rates and none have fixed rates.

Summary of Loan Loss Experience
-------------------------------

     The following table summarizes historical data with respect to loans outstanding, loan losses and recoveries, and the allowance for loan losses at December 31 for each of the years indicated:

    (In Thousands)                            2000           1999         1998           1997          1996
                                        ----------------------------------------------------------------------
Average loans outstanding,
net of unearned income                    $157,776       $139,694     $130,398       $124,368      $110,538
                                          =================================================================
Allowance for loan losses
-------------------------
Balance at beginning of period            $  2,132       $  1,935     $  2,163       $  2,198      $  2,073
                                          -----------------------------------------------------------------
Charge-offs:
 Real Estate-Construction                        0              0            0              0             0
 Real Estate-Residential                         0              0          (97)           (25)            0
 Real Estate-Commercial                        (31)            (2)           0            (14)         (669)
 Commercial, Financial & Agric.               (294)            (5)        (172)           (10)          (76)
 Consumer                                      (24)           (14)         (13)            (5)           (9)
 Municipal Tax-Exempt obligations                0              0            0              0             0
 Loans to Depository Inst.                       0              0            0              0             0
 Other Loans                                     0              0            0              0             0

Recoveries:
 Real Estate-Construction                        0              0            0              0             0
 Real Estate-Residential                        23              6            5              0           208
 Real Estate-Commercial                         31            190           43             14           265
 Commercial, Financial  & Agric.                50             19            5              3           385
 Consumer                                       26              3            1              2            21
 Municipal Tax Exempt Loans                      0              0            0              0             0
 Loans to Depository Inst.                       0              0            0              0             0
 Other loans                                     0              0            0              0             0
                                          -----------------------------------------------------------------
Net (charge-offs) recoveries                  (219)           197         (228)           (35)          125
                                          -----------------------------------------------------------------
Provision for loan losses                        0              0            0              0             0
                                          -----------------------------------------------------------------
Balance at period end                     $  1,913       $  2,132     $  1,935       $  2,163      $  2,198
                                          =================================================================
Ratio of net (charge-offs)
recoveries to average loans                 ( 0.14%)         0.14%       (0.17%)        (0.03%)        0.11%
                                          =================================================================

Allowance for Loan Losses:
--------------------------


     An allowance for loan losses is maintained to provide for losses which are currently identified or are inherent on loans in the current portfolio. The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators. The balance in the allowance for loan losses is considered adequate by management to absorb any reasonably foreseeable loan losses.


     The following table reflects the allocation of the allowance for loan losses and the percentage of loans in each category to total outstanding loans as of December 31 for each of the years indicated:


                                    2000                1999                1998                1997                1996
                                    ----                ----                ----                ----                ----
                                       Percent             Percent             Percent             Percent            Percent
                                         of                  of                  of                  of                  of
                                      Loans in            Loans in            Loans in            loans in            loans in
                                      Category            Category            Category            category            category
(IN THOUSANDS)                        to total            to total            to total            to total            to total
                               Amt.     loans      Amt.     loans      Amt.     loans      Amt.    loans.      Amt.    loans
                               ----     -----      ----     -----      ----     -----      ----    ------      ----    -----
Commercial, Financial &
Agricultural                  $  924       15.7%  $  929       16.8%  $1,079       18.4%  $  809       16.7%  $  397       14.6%
Real Estate- Construction         75        2.1%      72        4.2%      13        2.2%      35        4.8%      41        5.0%
Real Estate- Residential         202       42.7%     154       38.4%     203       37.7%     153       35.7%     309       34.3%
Real Estate- Commercial          416       30.0%     549       32.3%     372       32.6%     448       34.6%     606       39.6%
Consumer                          39        5.2%      29        5.5%      29        6.2%      28        5.7%       9        5.6%
Municipal Tax Exempt
Loans                              0        3.9%      34        2.3%       0        1.9%       0        2.1%       0        0.4%
Other                              0        0.4%       0        0.5%       0        1.0%       0        0.4%       0        0.5%
Unallocated                      257        0.0%     365        0.0%     239        0.0%     690        0.0%     836        0.0%
                              ------      -----   ------      -----   ------      -----   ------      -----   ------      -----
                 Total        $1,913      100.0%  $2,132      100.0%  $1,935      100.0%  $2,163      100.0%  $2,198      100.0%
                              ------      -----   ------      -----   ------      -----   ------      -----   ------      -----

Deposits
--------

     The following table shows the average deposits and average interest rate paid for the last three years:

                                  2000                        1999                        1998
                         -------------------------------------------------------------------------------
                              Average    Average          Average    Average          Average    Average
                              Balance       Rate          Balance       Rate          Balance       Rate
                         -------------------------------------------------------------------------------
Demand Deposits          $ 50,971,687       0.00%    $ 41,811,797       0.00%    $ 37,064,657       0.00%

NOW Accounts               36,204,513       1.22%      33,033,001       1.18%      31,705,859       1.60%

Money Market
Accounts                   24,944,602       3.25%      21,182,662       2.74%      23,307,456       3.19%

Savings Deposits           46,542,275       3.19%      44,550,006       3.02%      39,710,542       3.02%

Time Deposits
$100,000 and over           6,263,459       5.57%       6,020,266       5.16%       5,149,262       5.60%
Other Time Deposits        52,445,982       5.16%      48,879,099       5.26%      49,986,897       5.66%
                         ------------                ------------                ------------

    Total                $217,372,518       3.48%    $195,476,831       3.38%    $186,924,673       3.72%
                         ============                ============                ============

     As of December 31, 2000, the Bank had certificates of deposit in amounts of $100,000 and over aggregating $7,636,746. These certificates of deposit mature as follows:

           Maturity                              Amount
           --------                            ----------

3 months or less                               $2,687,521
Over 3 months through 6 months                  2,446,127
Over 6 months through 12 months                   970,087
Over 12 months                                  1,533,011
                                               ----------

                    Total                      $7,636,746
                                               ==========

Return on Equity and Assets
---------------------------

The following table summarizes various financial ratios of the Corporation for each of the last two years:

                                           Year ended December 31,
                                           -----------------------
                                             2000           1999
                                             ----           ----
Return on average total
 assets (net income divided
 by average total assets)                    1.12%          1.03%

Return on average
 stockholders' equity
 (net income divided by
 average stockholders' equity)              12.63%         11.44%

Dividend payout ratio
 (total declared dividends
 divided by net income)                     39.55%         39.98%

Equity to assets ratio
 (average stockholders' equity
 as a percentage of average
 total assets)                               8.87%          8.99%

Short-Term Borrowings
---------------------

     The Bank engages in certain borrowing agreements throughout the year. These are in the ordinary course of the Bank's business. Federal funds purchased represent daily transactions which the Bank uses to manage its funds and liquidity position to comply with regulatory requirements. Interest rates fluctuate daily reflecting existing market conditions. There were no short-term borrowings during 1999 or 1998. Listed below are the short term borrowings during 2000.

                                        2000
                                        ----

Average year to date balance:        $45,082

Yield                                   5.99%

Forward Looking Statements

     This Form 10-SB and future filings made by the Corporation with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Corporation and the Bank, and oral statements made by executive officers of the Corporation and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Corporation and the Bank do business, and (b) expectations for increased revenues and earnings for the Corporation and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Corporation claims the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995.

     The Corporation notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Corporation's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in the legislative and regulatory environment that negatively impact the Corporation and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions; (d) the impact of technological advances; and (e) other risks detailed from time to time in the Corporation's filings with the Securities and Exchange Commission. Such developments could have an adverse impact on the Corporation's and the Bank's financial position and results of operation.


ITEM 2.   FINANCIAL INFORMATION

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and the other information contained in this Registration Statement. The selected balance sheet data as of December 31, 2000 and 1999 and the income statement data for the years ended December 31, 2000, 1999 and 1998, are derived from, and are qualified by reference to the audited consolidated financial statements of the Corporation appearing elsewhere in this Registration Statement. The balance sheet data as of December 31, 1998, 1997 and 1996 and the income statement data for the years ended December 31, 1997 and 1996, are derived from audited consolidated financial statements of the Corporation not included herein.

(In Thousands)                               2000           1999           1998           1997           1996
                                          -----------    -----------    -----------    -----------    -----------
Income Statement Data

Interest Income                           $    17,396    $    15,361    $    15,246    $    14,373    $    12,966
Interest Expense                                5,797          5,209          5,606          5,033          4,504
Net Interest Income                            11,599         10,152          9,640          9,340          8,462
Other Income                                    2,845          2,609          2,211          2,140          2,096
Noninterest Expense                            10,175          9,171          8,474          7,918          7,128
Income before income taxes                      4,269          3,590          3,377          3,562          3,430
Income Taxes                                    1,568          1,357          1,237          1,392          1,410
Net Income                                $     2,701    $     2,233    $     2,140    $     2,170    $     2,020

Balance Sheet Data

Total Loans, Net                              169,418        146,854        132,247        130,844        115,217
Total Assets                                  264,104        221,438        215,030        195,380        188,017
Total Deposits                                238,875        199,229        193,549        176,291        170,738
Total Liabilities                             241,368        201,219        196,091        178,389        172,874
Shareholders' Equity                           22,735         20,218         18,940         16,991         15,143
Total Investments                              55,800         47,829         48,129         38,079         40,640
Allowance for Loan Losses                       1,913          2,132          1,935          2,163          2,198

Selected Ratios and Per Share Data

Return on Average Assets                         1.12%          1.03%          1.03%          1.15%          1.16%
Return on Average Equity                        12.63%         11.44%         11.99%         13.67%         14.22%
Basic Net Income Per Share                $      1.67    $      1.43    $      1.39    $      1.47    $      1.38
Diluted Net Income Per Share              $      1.55    $      1.29    $      1.24    $      1.32    $      1.30
Price Per Share                           $     14.63    $     15.50    $     18.50    $     16.67    $     10.15
Book Value per Share                      $     13.92    $     12.83    $     12.11    $     11.17    $     10.04

Dividends Declared:

Cash                                      $      0.66    $      0.57    $      0.45    $      0.33    $      0.29
Stock                                     $         -    $         -    $         -    $         -    $         -
Cash Dividend Yield                              4.51%          3.68%          2.43%          1.98%          2.86%

              Per share information has been reduced to reflect
                      the effect of the 1998 stock split.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is Management's discussion of the financial condition and results of operations on a consolidated basis for the two years ended December 31, 2000 and 1999, respectively. The consolidated financial statements of the Corporation include the accounts of the Corporation and its wholly-owned subsidiaries, Beverly National Bank and Cabot Street Realty Trust. This discussion should be read in conjunction with the consolidated financial statements and the related notes of the Corporation presented elsewhere herein.

FINANCIAL CONDITION

     The total assets of the Corporation as of December 31, 2000, amounted to $264,103,525 as compared to $221,437,654 in 1999. This increase amounted to $42,665,871 or 19.3%.

Investment Portfolio
--------------------

     The securities reported in Available-for-Sale are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized. The securities reported in Securities-Held-to-Maturity are carried at amortized cost.

Securities-Held-to-Maturity
---------------------------

     The investments in Securities-Held-to-Maturity totaled $17,131,682 at December 31, 2000 as compared to $17,078,037 at December 31, 1999. This is an increase of $53,645 or 0.3%. Within the securities held-to-maturity portfolio, U.S. Treasury and U.S. Agency obligations totaled $14,985,463 at December 31, 2000 as compared to $15,983,037 at December 31, 1999, a decrease of $997,574 or 6.2%. Such decrease reflects the maturity of such securities which were reinvested upon maturity in the Available for Sale Securities Portfolio. The majority of investment purchases were made in the 24 to 60-month maturity range. State and municipal obligations held to maturity totaled $1,646,219 at December 31, 2000, as compared to $695,000 at December 31, 1999. This increase totaled $951,219 or 136.9%. The increase in the state and municipal portfolio is attributed to purchases of securities of local municipalities, consistent with the Bank's role as a community based financial institution.

     It is management's intent to hold those securities designated as held-to-maturity in the investment securities portfolio until maturity. The strategic maturity spread of the portfolio includes consideration of foreseeable events and liquidity conditions.

     The increase in investment income during 2000 involving U.S. Treasury and agency obligations is the result of investments within both the available-for-sale portfolio as well as the securities held-to-maturity portfolio.


Securities-Available-for-Sale
-----------------------------

     The balance of Securities-Available-for-Sale totaled $37,934,262 as of December 31, 2000 as compared to the balance of Securities-Available-for-Sale, which totaled $30,017,299 as of December 31, 1999, an increase of $7,916,963 or 26.4%. These investments are primarily comprised of short to medium term U.S. Treasury and U.S. Government Agency Securities. This position is designed to give the Bank flexibility in managing liquidity needs.

Federal Funds Sold
------------------

     The balance of federal funds sold totaled $1,000,000 at December 31, 2000 in comparison to $4,400,000 at December 31, 1999, reflecting the deployment of assets into higher yielding instruments. Despite such strategy, the Bank's liquidity position is considered to be adequate.

Loans
-----

     Net Loans at December 31, 2000, totaled $169,418,472 as compared to $146,853,578 at December 31, 1999. This increase was $22,564,894 or 15.4%.

     Commercial Loans totaled $26,985,224 at December 31, 2000, as compared to $25,018,277 at December 31, 1999. This is an increase of $1,966,947 or 7.9%.
This is attributed to increased business from merged banks in the area. The growth in the Bank's loan portfolio has been primarily in the municipal, commercial real estate, and residential real estate portfolios. Municipal loans totaled $6,625,815 at December 31, 2000, as compared to $3,476,578 at December 31, 1999. This is an increase of $3,149,237 or 90.6%, which can be attributed to an increase in industrial revenue bond activity. Real estate residential loans, excluding mortgage loans held for sale, totaled $72,905,875 at December 31, 2000, as compared to $56,478,166 at December 31, 1999. This is an increase of $16,427,709 or 29.1%. The increase of residential mortgage loan balances can be attributed to aggressive marketing, a strong economy and favorable interest rate environment. Real estate commercial loans totaled $51,360,964 at December 31, 2000 as compared to $48,546,154 at December 31, 1999, representing an increase of $2,814,810 or 5.8%. There has been increased competition for commercial loans, from both traditional and non-traditional sources, during both 2000 and 1999. Consumer loans totaled $8,857,132 at December 31, 2000, as compared to $8,238,379 at December 31, 1999. This is an increase of $618,753 or 7.5%. There are no industry concentrations in the Bank's loan portfolio. The Corporation is however exposed to geographic concentrations as the majority of the Bank's loan portfolio is composed of loans secured by real estate located in the Bank's market area.

Premises and Equipment
----------------------

     Premises and equipment totaled $5,140,697 at December 31, 2000, as compared to $5,135,817 at December 31, 1999. This is a net increase of $4,880 or 0.1%, which can be attributed to additional data processing equipment, construction of the Manchester-by-the-Sea branch and personal computer upgrades in 2000, offset by depreciation expense.

Deposits
--------

     Deposits totaled $238,874,861 at December 31, 2000, as compared to $199,228,713 at December 31, 1999. The increase of $39,646,148 or 19.9% can be attributed to deposit products being priced competitively to increase market share. The Bank has focused on core deposit growth. The continued growth of the core deposits is attributable to the ongoing effort to develop and maintain relationship banking with our customers.

Capital
-------

     The primary increase in capital of $2,516,953 can be attributed to internal capital growth of $1,632,789 (net income less dividends) and exercised stock options and related activity of $498,841. The positive change in the net unrealized gain (net of tax) for the available-for-sale securities totaled $385,323.

RESULTS OF OPERATION

     Net interest income is the single largest source of the Corporation's net income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money. Although there are certain factors which can be controlled by management policies and actions, certain other factors, such as the general level of credit demand, FRB monetary policy and changes in tax law are beyond the control of management.

Net Interest Income
-------------------

     Net interest and dividend income totaled $11,598,814 for the year ended December 31, 2000, as compared to $10,151,682 for the year ended December 31, 1999. This increase was $1,447,132 or 14.3%. The interest income and interest expense described below created this occurrence.

Loan Income
-----------

Interest and fees on loans totaled $13,655,468 for the year ended December 31, 2000, as compared to $12,081,117 for 1999. This is an increase of $1,574,351 or 13.0%. The loan portfolio continued to change in composition during the year, especially in the increase of residential real estate loans in 2000. The growth of loan income can be based on the increased volume of loans.

Investment Securities Income
----------------------------

     Taxable investment securities income for the 12 months ended December 31, 2000, totaled $3,121,270 as compared to $2,789,048 for the same time period in 1999. This is an increase of $332,222 or 11.9%. The average balance of taxable investments of U.S. Treasury notes and government agencies increased in 2000 and the investments purchased during the year were invested at higher rates.

Other Interest Income
---------------------

     Other interest income totaled $545,306 for the 12 months ended December 31, 2000, as compared to $454,811 for the same time period in 1999, an increase of $90,495 or 19.9%. This increase is attributed to a higher interest rate environment for federal funds sold.

Interest Expense
----------------

     Interest expense on deposits totaled $5,793,988 for the year ended December 31, 2000, as compared to $5,196,215 for the year ended December 31, 1999. This is an increase of $597,773 or 11.5%. The increase of certificate of deposit balances along with core deposit growth created higher expense. The interest expense on short-term borrowings for the 12 months ended December 31, 2000 totaled $2,699. There were no short-term borrowings for the 12 months ending December 31, 1999. Interest on notes payable totaled $-0- for the year ended December 31, 2000, as compared to $12,604 for the year ended December 31, 1999, a decrease of $12,604 or 100.0%. This situation was created by the payoff of the Cabot Street Realty Trust Industrial Revenue Bond.

Loan Loss Provision
-------------------

     There were no provisions to the allowance for loan losses ("ALLL") during 2000 and 1999. No provisions were warranted because of improved collateral values and quality throughout most of the loan portfolio. At December 31, 2000 the Corporation's allowance for loan losses was $1,912,696 representing 1.2% of gross loans at December 31, 2000, as compared to $2,132,386, representing a ratio of 1.4% of total loans at December 31, 1999. The variance of this ratio reflects the continued growth in the loan portfolio during 2000. However, such growth was primarily in secured loans, which do not warrant substantial allocations within the ALLL.

     Additional factors eliminated the need for provisions during 2000 included management's evaluation of economic conditions including the stabilization and improvement of the local economy. The Corporation's non-accrual loans totaled to $414,892 at December 31, 2000, as compared to $362,870 at December 31, 1999. Combined non-accrual loans and past due loans 90 days or more remained low and amounted to $414,892 at December 31, 2000, as compared to $562,367 at December 31, 1999.

     The ratio of non-performing assets to total loans, mortgages held for sale and other real estate owned ("OREO") was 0.24% for December 31, 2000, as compared to 0.38% as of December 31, 1999. The ratio of allowance for loan losses to non-performing assets equaled 461.0% at December 31, 2000, as compared to 379.2% at December 31, 1999.

     A total of $349,349 loans were charged off by the Corporation during 2000 as compared to $21,027 charged off during the corresponding period in 1999. These charge-offs consisted primarily of loans to small businesses. Recoveries of loans previously charged off totaled $129,659 during 2000 as compared to $218,872 during the corresponding period in 1999. Management does not consider the increase in charged off loans and the reduction of recoveries of previously charged off loans to be indicative of any trends.

Non-Interest Income
-------------------

     Non-interest income totaled $2,844,528 in 2000 as compared to $2,609,112 in 1999. Income from fiduciary activities totaled $1,609,745 for the 12 months ended December 31, 2000, as compared to $1,403,933 for the same time period in 1999, an increase of $205,812 or 14.6%. Non-interest income increased primarily because core earnings from recurring fiduciary activities increased and trust income from investment management increased. Service charges and other deposit fees remained stable. Other income totaled $588,997 for the 12 months ended December 31, 2000 as compared to $599,173 for the same period in 1999.


Other Expense
-------------

     The total non-interest expense totaled $10,174,946 for 2000 as compared to $9,170,814 in 1999. This is an increase of $1,004,132 or 10.9%. Salaries and benefits expense increased $254,590 or 4.9%, because of additional personnel in the retail expansion and commercial loans. Occupancy expense increased $189,577 or 22.5%. This increase represents a new branch in Manchester, additional rents along with repairs and maintenance. Equipment costs totaled $568,840 for the 12 months ending December 31, 2000 as compared to $453,808 for the same period in 1999. This increase of $115,032 or 25.4% can be attributed to the Manchester Branch, check processing equipment and continued upgrades of computer equipment to support the technology of both the Bank and Trust Department operating systems. Data Processing costs totaled $427,868 for the twelve months ended December 31, 2000 as compared to $381,673 for the same period in 1999. This increase is due to higher contractual costs along with additional services and products introduced. Stationery and supplies costs totaled $215,021 for the twelve months ended December 31, 2000 as compared to $240,039 for the same period in 1999. Professional fees decreased $120,640 or 34.7% due to a reduction of legal services. Marketing and Public Relations increased $73,225 or 25.3% as commitments to the local communities have increased for the celebration of the Banks 200/th/ anniversary. Other expenses totaled $1,646,620 for 2000 as compared to $1,333,997 in 1999 a variance of $312,623 or 23.4% which can be attributed to increased training consultants, communication, and electronic banking expense.

Income Taxes
------------

     Income tax expense totaled $1,567,405 for the year ended December 31, 2000 as compared to $1,357,339 for the same time period in 1999. This increase reflects the increase of taxable income.

Net Income
----------

     Net income was $2,700,991 for 2000 as compared to $2,232,641 for 1999, which is an increase of $468,350 or 21.0%.

Capital Resources
-----------------

     As of December 31, 2000, the Corporation had total capital in the amount of $22,735,232 as compared with $20,218,279 at December 31, 1999, which represents an increase of $2,516,953 or 12.4%. The capital ratios of the Corporation and the Bank exceed applicable regulatory requirements. (See Note 15).

     Banks and bank holding companies are generally required to maintain Tier 1 capital at a level equal to or greater than 4.0% to their adjusted total assets. As of December 31, 2000, the Bank's Tier 1 capital amounted to 7.71% as compared to 8.21% of total average assets at December 31, 1999.

     Similarly, the Corporation's Tier I capital amounted to 9.41% at December 31, 2000 as compared to 9.44% at December 31, 1999 (See Note 15). Banks and holding companies must maintain minimum levels of risk-based capital equal to risk weighted assets of 8.00%. At December 31, 2000, the Bank's ratio of risk based capital to risk weighted assets amounted to 12.13% for Tier 1 and 13.33% for total capital, which satisfies the applicable risk-based capital requirements. At December 31, 1999, the Bank's ratio of risk-based capital to risk-weighted assets amounted to 12.56% for Tier 1 and 13.81% for total capital. Similarly, the Corporation's ratio of risk-based capital to risk-weighted assets, at December 31, 2000, amounted to 14.01% for Tier I and 15.19% for total capital which exceeds all applicable regulatory requirements. At December 31, 1999, the Corporation's ratio of risk-based capital to risk-weighted assets amounted to 14.17% for Tier 1 and 15.43% of total capital. In the opinion of management, capital levels are adequate to meet the presently foreseeable needs of the Corporation and the Bank.

Liquidity
---------

     The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

     Marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity. Total securities maturing in one year or less amounted to approximately $9,361,722 or 16.8% at December 31, 2000 of the investment securities portfolio, and $3,564,782 at December 31, 1999, representing 7.5% of the investment securities portfolio. Assets such as federal funds sold, mortgages held for sale, as well as maturing loans are also sources of liquidity.

     The Corporation's goals are to be neutral with respect to interest rate sensitivity, and to maintain a net cumulative gap at one year of less than 10% of total earning assets. The Corporation believes that it is successfully managing its interest rate risk. Listed below is a gap analysis as of December 31, 2000 by repricing date or maturity.

     The Bank is a member of the Federal Home Loan Bank System which provides credit to its member banks. This enhances the liquidity position of the Bank by providing a source of available overnight as well as short-term borrowings. Additionally, federal funds and the sale of mortgage loans in the secondary market are available to fund short term cash needs.

Gap Analysis  As of December 31, 2000:
------------

(In Thousands)                        0-31         1-3          3-6           6-12           1-5        Over 5
                                      Days        Months       Months        Months         Years        Years
                                      ----        ------       ------        ------         -----        -----
ASSETS
Investments                        $  2,000      $  5,999     $    110      $  1,884      $  6,597     $    542

Investments
 Available for Sale(2)                2,712         6,970            0         3,000        24,950          940

Interest bearing demand
  deposits                              121             0            0             0             0            0

Fed Funds Sold                        1,000             0            0             0             0            0

Total Loans(1)                       20,100         3,364        5,585        14,096        57,499       70,687

Mortgages Held for Sale                   0             0            1             5            14          180
                                   --------      --------     --------      --------      --------     --------
Total Earning Assets                 25,933        16,333        5,696        18,985        89,060       72,349
                                   --------      --------     --------      --------      --------     --------

LIABILITIES

Non-interest bearing
  Deposits                                0             0            0             0             0       66,438

Savings                                   0            39       16,285             0        32,989            0

NOW Accounts                              0             0       13,475             0        27,358            0

Money Market Accounts                23,581             0            0             0             0            0

Time Deposits
  $100,000 and over                     592         2,470        1,504           856         1,285            0

Other time deposits                   3,184        19,325        7,779        12,128         9,586            1
                                   --------      --------     --------      --------      --------     --------
Total Deposits                       27,357        21,834       39,043        12,984        71,218       66,439

Borrowings                                0             0            0             0             0            0

                                   --------      --------     --------      --------      --------     --------
Total Deposits &
  Borrowings                         27,357        21,834       39,043        12,984        71,218       66,439
                                   --------      --------     --------      --------      --------     --------
Net Asset (Liability) Gap          $ (1,424)     $ (5,501)    $(33,347)     $  6,001      $ 17,842     $  5,910
                                   ========      ========     ========      ========      ========     ========

Cumulative Gap                     $ (1,424)     $ (6,925)    $(40,272)     $(34,271)     $(16,429)    $(10,519)
                                   ========      ========     ========      ========      ========     ========

% Cumulative Gap                       (.65%)       (3.16%)     (18.40%)      (15.66%)       (7.51%)      (4.81%)

(1)   Includes net deferred loan costs
(2) Includes Investments available-for-sale, Federal Reserve Bank stock and Federal Home Loan Bank stock

Impact of Inflation and Changing Prices
---------------------------------------

     The Consolidated Financial Statements and related notes thereto presented elsewhere herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative value of money over time due to inflation. Unlike many industrial companies, most of the assets and virtually all of the liabilities of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

ITEM 3: DESCRIPTION OF PROPERTY

     The Bank's main office (15,000 square feet) at 240 Cabot Street, Beverly, Massachusetts is owned by the Bank. The Bank completed renovations in 1988 which has enhanced the Bank's ability to effectively serve its customer base.

     The Bank's Operation Center (12,000 square feet) is located at 246 Cabot Street, immediately adjacent to the Bank's main office, and is owned by Cabot Street Realty Trust. The Operations Center provides a loan center and an on-site item processing facility for the Bank.

     The Bank's South Hamilton office, built in 1991 (2,382 square feet) at 25 Railroad Avenue, South Hamilton, Massachusetts is owned by the Corporation. The office is part of a four-unit condominium. The three other units are owned by third parties.

     The Bank's Topsfield office (2,310 square feet) at 15 Main Street, Topsfield, Massachusetts is renewed by the Bank from a third party with a term that expired February 2005 with additional (1) five-year renewal and the 2000 annual rent of $40,399.

     The Bank's North Beverly Plaza office (5,126 square feet) at 63 Dodge Street, Beverly, Massachusetts is leased by the Bank from a third party with a term that expires October 2001 with one five-year renewal and a current annual rent of $40,500.

     The Bank, in 1997, established a full-service Branch Office, at Cummings Center (3,502 square feet), Cummings Center, 100 Cummings Center-Suites 101M and 101N, Beverly, Massachusetts. The 2000 annual rent for the Cummings Center Branch is $66,678 with a term that expires September 2001.

     The Bank, in January 2000, established a full-service branch office (1,250 square feet) at 11 Summer Street, Manchester-by-the-Sea, Massachusetts. The 2000 annual rent for the Manchester Branch Office is $39,000 with a term that expires December 2029.

     The Bank has ten automated teller machines ("ATMs") in Massachusetts of which three are stand alone and are located at Beverly Hospital, Herrick Street, Beverly, Crosby's Market,

Manchester-by-the-Sea, Cummings Center parking lot, 100 Cummings Center, Beverly, along with eight cash dispensing machines.

     The Bank maintains two high school branches: Hamilton-Wenham Regional High School (340 square feet) at Bay Road, Hamilton, Massachusetts; and Beverly High School (491 square feet) at Sohier Road, Beverly, Massachusetts.

     In Management's opinion, all properties occupied by the Bank are in good condition, and are adequate at present and for the foreseeable future for the purposes for which they are being used and are properly insured.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(A)  Principal Shareholders

     The following table and related notes set forth certain information as of April 20, 2001 with respect to all persons known to the Corporation to be the beneficial owner of more than 5% of the Corporation's outstanding common stock:

                                     Number of Shares
                                       Directly and          Percentage of
Name and Address                       Beneficially           Outstanding
     of Owner                             Owned               Shares (1)
-----------------------------          ------------          -------------

Harold C. Booth                         121,782 (2)              7.45%
P.O. Box 729
Center Harbor, NH 03226

Paul Robsham,
Joyce Robsham
Joint Tenants                           116,510                  7.12%
P.O. Box 5183
Cochituate, MA 01778

Beverly National Corporation            118,672                  7.26%
Employee Stock Ownership Plan
240 Cabot Street
Beverly, MA 01915

                                   Number of Shares
                                     Directly and            Percentage of
Name and Address                     Beneficially             Outstanding
     of Owner                            Owned                Shares (1)
------------------------           ----------------          -------------

John Sheldon Clark                     90,750 (3)                5.55%
430 Park Avenue
Suite 1800
New York, NY 10022

(1) The percentages above are based on 1,635,574 shares of common stock outstanding as of April 20, 2001.

(2) Includes 92,436 shares owned by Mr. Booth's trust and 29,346 owned by Mr. Booth's spouse's trust, of which the Bank is a trustee and shares investment and voting power.

(3) These shares include shares held in trust for "Trust under the Will of Charles M. Clark, Jr. for the benefit of Valer C. Austin" and "Trust under the Will of Charles M. Clark, Jr. for the benefit of John Sheldon Clark" (29,212 shares). Mr. Clark acts as trustee for both trusts and has investment authority. This includes 14,980 shares owned by Mr. Clark's spouse.

(B)  Security Ownership of Directors and Executive Officers

     The following table and related notes set forth information regarding stock owned by each of the Directors of the Corporation and Bank and by all officers and Directors of the Corporation and Bank as a group at April 20, 2001. The percentage is based upon 1,635,374 shares of common stock outstanding.

                                   Number of Shares       Percent of
                                     Beneficially         Outstanding
  Name of Owner (9)                  Owned (1)(2)            Shares
------------------------           -----------------      -----------

Richard H. Booth                     13,740 (3,4)             .84%

Neiland J. Douglas, Jr.              21,252 (3,5)            1.29%

John N. Fisher                       19,570 (3,6)            1.19%

Mark B. Glovsky                       4,240 (3)               .26%

John L. Good, III                    18,192 (3)              1.11%

Alice B. Griffin                     12,664 (3)               .77%

Robert W. Luscinski                     600                   .04%

Clark R. Smith                        9,726 (3)               .59%

                                   Number of Shares       Percent of
                                     Beneficially         Outstanding
  Name of Owner (9)                  Owned (1)(2)            Shares
------------------------           -----------------      -----------

Lawrence M. Smith                     86,603 (3,7)            5.13%

James D. Wiltshire                    13,540 (3)               .82%

All Directors and officers
as a group (14 persons)              244,167 (8)             13.80%

(1) Based upon information provided to the Corporation by the indicated persons. The number of shares which each individual has the option to purchase has been added to the number of shares actually outstanding for the purpose of calculating the percentage of such person's ownership.

(2) Under regulations of the Securities and Exchange Commission, a person is treated as the beneficial owner of a security if the person, directly or indirectly (through contract, arrangement, understanding, relationship or otherwise) has or shares (a) voting power, including the power to vote or to direct the voting, of such security, or (b) investment power with respect to such security, including the power to dispose or direct the disposition of such security. A person is also deemed to have beneficial ownership of any security that such person has the right to acquire within 60 days. Unless indicated in another footnote to this tabulation, a person has sole voting and investment power with respect to the shares set forth opposite his or her name. The table does not reflect the 12,500 shares held in the Beverly National Bank Retirement Plan or the 118,672 shares held by the Corporation's Employee Stock Ownership Plan, as to which Messrs. Smith, Good and Douglas serve as trustees.

(3) Includes stock options to purchase shares which were exercisable as of April 20, 2001, or within 60 days thereafter, as listed: Richard H. Booth, 6,140, Neiland J. Douglas, Jr., 17,060, John N. Fisher, 12,440, Mark B. Glovsky, 3,740, John L. Good, III, 4,600, Alice B. Griffin, 640, Clark R. Smith, 3,740, Lawrence M. Smith, 52,980 James D. Wiltshire, 6,140, Officers (as a group), 27,610.

(4)  Includes 130 shares owned jointly by Mr. Booth and Mr. Booth's spouse.

(5)  Includes 118 shares owned by Mr. Douglas' spouse.

(6)  Includes 3,038 shares owned jointly by Mr. Fisher and Mr. Fisher's spouse.

(7) Includes 3,170 shares owned jointly by Mr. Smith and Mr. Smith's spouse; and 1,877 shares owned by Mr. Smith's spouse.

(8) Includes stock options owned by all Directors and Officers as a group to purchase 134,090 shares which were exercisable, as of April 20, 2001 or within 60 days thereafter.

(9) The individuals listed can be contacted through the Corporation (Beverly National Corporation, 240 Cabot Street, Beverly, MA 01915).

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth each of the Directors and Executive Officers of the Corporation and of the Bank. Except as follows, all Directors and Executive Officers of the Corporation have served as such since 1995. Mr. Glovsky has been a Director since 1996. Mr. Luscinski has been a Director since
1999.   Mr. Rich, Mrs. Rosser and Mr. Germano have been corporate officers since
1999. Each Executive Officer holds office until the first Directors' meeting following the annual meeting of stockholders and thereafter until his or her successor is elected and qualified. Each Director of the Corporation is also a Director of the Bank.

                                                Expiration   Business
                                                Date for     Experience
                                                Term of      During Past
Name                     Age   Position         Office       Five Years
----                     ---   --------         ------       ----------

Richard H. Booth         66    Director         2004         Retired Stockbroker

Neiland J. Douglas, Jr.  65    Director         2002         President, Morgan
                                                             and Douglas (Real
                                                             Estate Services)

John N. Fisher           60    Director         2003         President, Fisher &
                                                             George Electrical
                                                             Co., Inc.

Paul J. Germano          42    Vice Pres.                    Vice Pres.
                               & Clerk of                    & Clerk of
                               Corporation;                  Corporation
                               Vice President,               Vice President,
                               Clerk &                       Clerk &
                               Cashier of Bank               Cashier of Bank

Mark B. Glovsky          53    Director         2002         Attorney, Partner,
                                                             Glovsky & Glovsky
                                                             Attorneys at Law

John L. Good, III        57    Director         2004         Vice President,
                                                             Community Relations
                                                             & Development,
                                                             Northeast Health
                                                             Systems, Inc.

                                                Expiration Business
                                                Date for   Experience
                                                Term of    During Past
Name                   Age  Position            Office     Five Years
----                   ---  --------            ------     ----------

Alice B. Griffin       63   Director            2003       Consultant

Robert W. Luscinski    59   Director            2003       Certified Public
                                                           Accountant

James E. Rich, Jr.     49   Vice Pres.                     Vice President of
                            Corporation                    of Corporation;
                            Sr. Vice Pres.                 Sr. Vice President
                            & Sr. Trust                    & Sr. Trust Officer
                            Officer of Bank                of Bank

Deborah A. Rosser      45   Vice Pres. of                  Vice President of
                            Corporation                    Corporation
                            Vice Pres. &                   Vice President &
                            Sr. Loan Officer               Sr. Loan Officer
                            of Bank                        of Bank

Peter E. Simonsen      50   Treasurer of                   Treasurer of
                            Corporation;                   Corporation;
                            Sr. Vice President             Sr. Vice President
                            and Chief                      and Chief
                            Financial                      Financial
                            Officer of Bank                Officer of Bank

Clark R. Smith         62   Director            2004       Attorney, family
                                                           foundation

Lawrence M. Smith      59   President &         2002       President & CEO,
                            Chief                          Beverly
                            Executive                      National
                            Officer of                     Corporation and
                            Corporation                    Beverly
                            and Bank,                      National Bank,
                            Director                       Director

James D. Wiltshire     69   Director            2003       Consultant

ITEM 6: EXECUTIVE COMPENSATION

     The following table provides certain information regarding the compensation paid to Executive Officers for services rendered in capacities to the Corporation and the Bank during the fiscal year ended December 31, 2000, 1999, and 1998, respectively. No other Executive Officer of the Corporation or the Bank received cash compensation in excess of $100,000.

                           Summary Compensation Table

                                                      Long Term Compensation
                                                                                   Awards Payouts
Annual Compensation
                                                                                                                             All
                                                                     Other Annual    Restricted       Options/    LTIP     Compen-
                                                                     Compensation  Stock Award (s)      SARs     Payouts   sation
Name and Principal Position            Year   Salary ($)  Bonus ($)    ($) (1)         ($)             (#) (4)     ($)    (2)(3)($)
Lawrence M. Smith                      2000    200,500     55,285       4,448                               0              153,217
President of the Corporation           1999    192,000     51,125       4,934                          12,420              161,156
And President, Chief                   1998    185,075     49,825       5,377                           2,580              128,838
Executive Officer of the Bank

Peter E. Simonsen                      2000    102,600     21,670         182                               0                3,450
Treasurer of the Corporation           1999     98,500     21,470         209                           1,000                8,943
And Senior Vice President and          1998     95,000     19,900         316                           2,000                8,756
Chief Financial Officer of the
Bank

James E. Rich, Jr.                     2000    107,500     22,700         104                               0                3,638
Senior Vice President and              1999    103,300     22,550         263                           1,000                9,445
Senior Trust Officer of the            1998     99,775     20,500         425                           2,000                9,225
Bank

Deborah A. Rosser                      2000     97,100     20,500          75                               0                3,310
Vice President and Senior Loan         1999     93,208     19,210          87                           1,400                8,454
Officer                                1998     85,100     18,000         108                           2,000                7,905

Paul J. Germano                        2000     93,300     19,250          52                               0                3,179
Vice President and Clerk of the        1999     87,500     17,400          64                           1,000                7,972
Corporation and Vice President         1998     77,700     15,000          35                           2,000                6,358
And Cashier of the Bank

_______________
(1) Included in other annual compensation is an automobile allowance for Lawrence M. Smith and Excess Group Life Insurance for Lawrence M. Smith, Peter E. Simonsen, James E. Rich, Deborah A. Rosser and Paul J. Germano.

(2) Included in all other compensation is profit sharing, ESOP, life insurance for Lawrence M. Smith, Peter E. Simonsen, James E. Rich, Deborah A. Rosser and Paul J. Germano; SERP for Lawrence M. Smith, $173,360 and key man insurance for Lawrence M. Smith.

(3) Information concerning allocations under the Corporation's Employee Stock Ownership Plan and Profit Sharing for 2000 are unavailable, at date of filing.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
--------------------------------------------------------------------------------

  The table below sets forth information regarding stock options that were exercised, if any, during the last fiscal year, and unexercised stock options held:

                                                                            Number of Securities
                                                                           Underlying Unexercised         Value of Unexercised
                                                                                Options/SARs                  In-The-Money
                                        Shares                                   At FY-/End (#)                 Options/SARs
                                      Acquired on           Value              Exercisable (E)/              Exercisable (E)/
    Name and Principal Position       Exercise (#)       Realized ($)         Unexcercisable (U)            Unexercisable (U)
-------------------------------------------------------------------------------------------------------------------------------
    Lawrence M. Smith                    27,020          $210,707                52,980(E)                    $326,641(E)
President of the Corporation                                                       0(U)                           0(U)
    And President, Chief
Executive Officer of the Bank

    Peter E. Simonsen                     2,300          $ 19,550                 4,700(E)                    $ 28,110(E)
 Treasurer of the Corporation                                                     7,000(U)                    $ 33,240(U)
And Senior Vice President and
 Chief Financial Officer of the
            Bank

    James E. Rich, Jr.                        0          $      0                11,260(E)                    $ 89,650(E)
  Senior Vice President and                                                       5,470(U)                    $ 22,530(U)
  Senior Trust Officer of the
            Bank

    Deborah A. Rosser                         0          $      0                 1,280(E)                    $  5,100(E)
Vice President and Senior Loan                                                    6,120(U)                    $ 30,600(U)
            Officer

    Paul J. Germano                           0          $      0                10,370(E)                    $ 73,805(E)
Vice President and Clerk of the                                                   6,630(U)                    $ 27,595(U)
Corporation and Vice President
  And Cashier of the Bank

_________________________
(1) As of December 31, 2000, the market value of Beverly National Corporation common stock was $15.50 per share. As the option exercise price for the options previously granted to Mr. Smith equals 12,000 shares at $5.95 per share, 24,000 shares at $7.65 per share, 1,980 shares at $8.63 per share, 2,850 shares at $16.47 per share, 5,400 shares at $16.55 per share, and 7,020 shares at $14.07 per share which amounts to less than the December 31, 2000 market value of $15.50, the options were "in-the-money" on December 31, 2000. 45,000 options are "in-the-money" because the fair value of the underlying securities exceeds the exercise price of the option.

(2) The option exercise price for the options granted to Mr. Simonsen in 1993 was 4,700 shares at $7.00 per share, in 1997 4,000 shares at $10.15 per share, in 1998 2,000 shares at $16.47 per share, and in 1999 1,000 shares at $16.55 per share. 3,900 options were exercisable and "in-the-money", another 4,800 options were "in-the-money", but Unexercisable on December 31, 2000.

_______________________________
Footnotes continue on following page

(3) The option exercise price for the options granted to Mr. Rich in 1993 was 10,000 shares at $7.00 per share, in 1997 4,000 shares at $10.15 per share, in 1998 2,000 shares at $16.47 per share, and in 1999 1,000 shares at $16.55 per share. 9,490 options were exercisable and "in-the-money", another 4,510 options were "in-the-money", but unexercisable on December 31, 1999.

(4) The option exercise price for the options granted to Mrs. Rosser in 1997 was 4,200 shares at $10.15 per share, in 1998 1,800 shares at $16.47 per share, and in 1999 1,400 shares at $16.55 per share. 600 options were "in-the-money" and exercisable, another 3600 options were "in-the-money", but unexercisable on December 31, 2000.

(5) The option exercise price for the options granted to Mr. Germano in 1993 was 7,500 shares at $7.00 per share, in 1996 2,500 shares at $9.00 per share, in 1997 4,000 shares at $10.15 per share, in 1998 2,000 shares at $16.47 per share and in 1999 1,000 shares at $16.55 per share. 9,570 options were "in-the-money" and exercisable, another 4,430 options were "in-the-money" and unexercisable on December 31, 2000.

Directors
---------

     The Corporation pays no cash compensation to its Directors for their services as a Director. As a Director of the Bank, Directors are paid a quarterly fee of $2,000.00. In addition, for each semimonthly meeting attended, a Director receives $300.00. Any Director serving on a subcommittee is compensated at the rate of $100.00 per hour for committee meetings.

Employment and Severance Agreements
-----------------------------------

     The Corporation has entered into an Employment Agreement and Severance Agreement with Lawrence M. Smith. The Employment Agreement provided Mr. Smith with a minimum compensation until May 31, 1991. At that time the contract was extended, and on December 22, 1998, the contract was further extended to continue through May 31, 2000; provided, however, that commencing on May 31, 2000 the term of the Employment Agreement shall automatically be extended for one additional year unless, not later than November 30, of the preceding year either party notifies the other by written notice of its intent not to extend. Also this agreement provides that during the Employment Agreement and for one year afterward, Mr. Smith cannot compete with the Corporation and its subsidiaries within their market area. The Severance Agreement allows that in the event of a change in control of the Corporation, if Mr. Smith's employment is terminated other than for cause as defined in the agreement, disability or retirement within three years after the change in control, then he shall be entitled to a lump sum payment from the Corporation approximately equal to three times his average annual compensation for the previous five years.

     The Corporation adopted, in 1987, a Plan for Severance Compensation After Hostile Takeover ("Severance Compensation Plan") which provides for certain payments to be made in the event that employees participating in such Plan are terminated following a "hostile change in control" of the Corporation as defined in such Plan. Any employee (other than Mr. Smith, Mr. Simonsen, Mr. Rich, Mrs. Rosser and Mr. Germano) may participate in the Severance Compensation Plan as soon as the employee has completed two years of continuous service with the Corporation or a subsidiary. A participant is entitled to payments under the Severance Compensation Plan in the event that, within two years after a hostile change in control, the individual is terminated for any reason specified in the plan. Such reasons include, among others, change in the employee's duties or compensation, or termination of the employee other than for "just cause" as defined in the Severance Compensation Plan. The amount of the payment under the Severance Compensation Plan is determined by the length of the participant's service, and ranges generally from a lump sum payment equal to the employee's annual compensation during the preceding twelve months to a lump sum payment equal to two-and-one-half times such annual compensation.

Supplemental Executive Retirement Plans
---------------------------------------

     In December 1996, the Corporation entered into a Supplemental Executive Retirement Plan Agreement ("SERP") with Lawrence M. Smith. The purpose of the SERP is to provide Mr. Smith with increased retirement benefits at age 60, such that his total retirement payment pursuant to the SERP will approximate 70% of his annual compensation for the previous three (3) fiscal years.

Change in Control Agreement - Simonsen
--------------------------------------

     The Corporation entered into a Change in Control Agreement (the "Change in Control Agreement") with Mr. Simonsen in February 2000, which provides that in the event of a change in control of the Corporation, if Mr. Simonsen's employment is terminated other than for cause defined in the Change in Control Agreement, disability or retirement within two (2) years after the change in control then he shall be entitled to a lump sum amount from the Corporation approximately equal to two times annual compensation. The aggregate on average base compensation paid to the individual during the previous five years less one hundred dollars.

Change in Control Agreement - Rich
----------------------------------

     The Corporation entered into a Change in Control Agreement (the "Change in Control Agreement") with Mr. Rich in February 2000, which provides that in the event of a change in control of the Corporation, if Mr. Rich's employment is terminated other than for cause defined in the Change in Control Agreement, disability or retirement within two (2) years after the change in control then he shall be entitled to a lump sum amount from the Corporation approximately equal to two times annual compensation. The aggregate on average base compensation paid to the individual during the previous five years less one hundred dollars.

Change in Control Agreement - Rosser
------------------------------------

     The Corporation entered into a Change in Control Agreement (the "Change in Control Agreement") with Mrs. Rosser in February 2000, which provides that in the event of a change in control of the Corporation, if Mrs. Rosser's employment is terminated other than for cause defined in the Change in Control Agreement, disability or retirement within two (2) years after the change in control then she shall be entitled to a lump sum amount from the Corporation approximately equal to two times annual compensation. The aggregate on average base compensation paid to the individual during the previous five years less one hundred dollars.

Change in Control Agreement - Germano
-------------------------------------

     The Corporation entered into a Change in Control Agreement (the "Change in Control Agreement") with Mr. Germano in February 2000, which provides that in the event of a change in control of the Corporation, if Mr. Germano's employment is terminated other than for cause defined in the Change in Control Agreement, disability or retirement within two (2) years after the change in control then he shall be entitled to a lump sum amount from the Corporation approximately equal to two times annual compensation. The aggregate on average base compensation paid to the individual during the previous five years less one hundred dollars.

Employment Agreement - Simonsen
-------------------------------

     The Corporation entered into an Employment Agreement with Peter E. Simonsen in February 2000 (the "Simonsen Employment Agreement"). The Simonsen Employment Agreement provides for Mr. Simonsen's employment as Treasurer of the Corporation and Senior Vice President and Chief Financial Officer of the Bank. In connection with his employment, the Corporation will pay Mr. Simonsen an annual base salary of $103,600 per year, which annual salary shall be adjusted upward from time to time at the sole discretion of the Bank. Pursuant to the Simonsen Employment Agreement, the Corporation has agreed to provide Mr. Simonsen fringe benefits consistent with those provided to Senior Officers of the Corporation and Bank.

     The Simonsen Employment Agreement contains a non-compete clause pursuant to which Mr. Simonsen has agreed that while employed by the Corporation and for a period of one year thereafter, Mr. Simonsen will not in any capacity compete with the Corporation or the Bank. The term of the Simonsen Employment Agreement continues in effect through December 31, 2002. At that time the term of the Simonsen Employment Agreement shall automatically be extended for two (2) years unless, no later than November 30, 2002, either party notifies the other by written notice of his intent not to extend unless this agreement is terminated due to Mr. Simonsen's termination, death, disability or if Mr. Simonsen is terminated for cause as defined therein. If Mr. Simonsen becomes disabled during the term of the agreement, Mr. Simonsen shall be entitled to receive all benefits payable to him under the Bank's long-term disability income plan. If Mr. Simonsen is terminated for cause as defined in the Simonsen Employment Agreement he will receive all accrued and unpaid compensation through the date of such termination. The Corporation will maintain at the Corporation's sole expense all group insurance and other employment benefit plans, programs or arrangements (other than the Bank's retirement plan, the Bank's profit sharing plan, 401(k) plan, and the Corporation's stock option plan in which the employee was participating at any time during the twelve (12) months preceding the date of such termination).

Employment Agreement - Rich
---------------------------

     The Corporation entered into an Employment Agreement with James E. Rich, Jr. in February 2000 (the "Rich Employment Agreement"). The Rich Employment Agreement provides for Mr. Rich's employment as Vice President of the Corporation and Senior Vice President and Senior Trust Officer of the Bank. In connection with his employment the Corporation, will pay Mr. Rich an annual base salary of $107,500, per year which annual salary shall be adjusted upward from time to time at the sole discretion of the Bank. Pursuant to the Rich Employment Agreement, the Corporation has agreed to provide Mr. Rich fringe benefits consistent with those provided to Senior Officers of the Corporation and Bank.

     The Rich Employment Agreement contains a non-compete clause pursuant to which Mr. Rich has agreed that while employed by the Corporation and for a period of one year thereafter, Mr. Rich will not in any capacity compete with the Corporation or the Bank. The term of the Rich Employment Agreement continues in effect through December 31, 2002. At that time the term of the Rich Employment Agreement shall automatically be extended for two (2) years unless, no later than November 30, 2002, either party notifies the other by written notice of his intent not to extend unless this agreement is terminated due to Mr. Rich's termination, death, disability or if Mr. Rich is terminated for cause as defined therein. If Mr. Rich becomes disabled during the term of the agreement, Mr. Rich shall be entitled to receive all benefits payable to him under the Bank's long-term disability income plan. If Mr. Rich is terminated for cause as defined in the Rich Employment Agreement he will receive all accrued and unpaid compensation through the date of such termination. The Corporation will maintain at the Corporation's sole expense all group insurance and other employment benefit plans, programs or arrangements (other than the Bank's retirement plan, the Bank's profit sharing plan, 401(k) plan, and the Corporation's stock option plan in which the employee was participating at any time during the twelve (12) months preceding the date of such termination).

Employment Agreement - Rosser
-----------------------------

     The Corporation entered into an Employment Agreement with Deborah A. Rosser in February 2000 (the "Rosser Employment Agreement"). The Rosser Employment Agreement provides for Mrs.

     Rosser's employment as Vice President of the Corporation and Vice President and Senior Loan Officer of the Bank. In connection with her employment, the Corporation will pay Mrs. Rosser an annual base salary of $97,100 per year, which annual salary shall be adjusted upward from time to time at the sole discretion of the Bank. Pursuant to the Rosser Employment Agreement, the Corporation has agreed to provide Mrs. Rosser fringe benefits consistent with those provided to Senior Officers of the Corporation and Bank.

     The Rosser Employment Agreement contains a non-compete clause pursuant to which Mrs. Rosser has agreed that while employed by the Corporation and for a period of one year thereafter, Mrs. Rosser will not in any capacity compete with the Corporation or the Bank. The term of the Rosser Employment Agreement continues in effect through December 31, 2002. At that time, the term of the Rosser Employment Agreement shall automatically be extended for two (2) years unless, no later than November 30, 2002, either party notifies the other by written notice of her intent not to extend unless this agreement is terminated due to Mrs. Rosser's termination, death, disability or if Mrs. Rosser is terminated for cause as defined therein. If Mrs. Rosser becomes disabled during the term of the agreement, Mrs. Rosser shall be entitled to receive all benefits payable to her under the Bank's long-term disability income plan. If Mrs. Rosser is terminated for cause as defined in the Rosser Employment Agreement she will receive all accrued and unpaid compensation through the date of such termination. The Corporation will maintain at the Corporation's sole expense all group insurance and other employment benefit plans, programs or arrangements (other than the Bank's retirement plan, the Bank's profit sharing plan, 401(k) plan, and the Corporation's stock option plan in which the employee was participating at any time during the twelve (12) months preceding the date of such termination).

Employment Agreement - Germano
------------------------------

     The Corporation entered into an Employment Agreement with Paul J. Germano in February 2000 (the "Germano Employment Agreement"). The Germano Employment Agreement provides for Mr. Germano's employment as Vice President and Clerk of the Corporation and Vice President and Cashier of the Bank. In connection with his employment, the Corporation will pay Mr. Germano an annual base salary of $93,300 per year, which annual salary shall be adjusted upward from time to time at the sole discretion of the Bank. Pursuant to the Germano Employment Agreement, the Corporation has agreed to provide Mr. Germano fringe benefits consistent with those provided to Senior Officers of the Corporation and Bank.

     The Germano Employment Agreement contains a non-compete clause pursuant to which Mr. Germano has agreed that while employed by the Corporation and for a period of one year thereafter, Mr. Germano will not in any capacity compete with the Corporation or the Bank. The term of the Germano Employment Agreement continues in effect through December 31, 2002. At that time, the term of the Germano Employment Agreement shall automatically be extended for two (2) years unless, no later than November 30, 2002, either party notifies the other by written notice of his intent not to extend unless this agreement is terminated due to Mr. Germano's termination, death, disability or if Mr. Germano is terminated for cause as defined therein. If Mr. Germano becomes disabled during the term of the agreement, Mr. Germano shall be entitled to receive all benefits payable to him under the Bank's long-term disability income plan. If Mr. Germano is terminated for cause as defined in the Germano Employment Agreement, he will receive all accrued and unpaid compensation through the date of such termination. The Corporation will maintain at the Corporation's sole expense all group insurance and other employment benefit plans, programs or arrangements (other than the Bank's retirement plan, the Bank's profit sharing plan, 401(k) plan, and the Corporation's stock option plan in which the employee was participating at any time during the twelve (12) months preceding the date of such termination).

     No Director holds a directorship in any corporation (other than Beverly National Corporation) with a class of securities registered pursuant to Section 12, of the Securities Exchange Act of 1934 or subject to the requirements of
Section 15(d), of such Act or any corporation registered as an investment company under the Investment Company Act of 1940.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Corporation, through its wholly-owned subsidiary, the Bank, has had, currently has, and expects to continue to have in the future, banking (including loans and extensions of credit) transactions in the ordinary course of its business with its Directors, Executive Officers, members of their family, and their associates. Such banking transactions have been and are on substantially the same terms, including interest rates, collateral and repayment conditions, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectability or present other unfavorable features.

     As of December 31, 2000 and 1999 respectively, the Bank had outstanding $520,729 and $768,117 in loans to Directors, Executive Officers, members of their family and their associates, which represents 2.29% and 3.80% of capital. Federal banking laws and regulations limit the aggregate amount of indebtedness which banks may extend to bank insiders. Pursuant to such laws, the Bank may extend credit to Executive Officers, Directors, Principal Shareholders or any related interest of such persons, if the extension of credit to such person is in the amount that, when aggregated with the amount of all outstanding extensions of credit to such individuals, does not exceed the Bank's unimpaired capital and unimpaired surplus. As of December 31, 2000, the aggregate amount of extensions of credit to insiders was well below this limit.

     The Bank and the Corporation from time to time does business with Directors of the Bank and Corporation. In 2000 the Bank did business with Fisher and George Electrical Contractor, of which Director Fisher is the sole proprietor. The work was related to developing a new branch site and general electrical work in the amount of $68,882.

ITEM 8.   DESCRIPTION OF SECURITIES




Common Stock

     The Corporation is authorized to issue up to 2,500,000 shares of Common Stock, $2.50 par value. As of April 20, 2001, there were 1,635,535 shares of Common Stock outstanding. Shares of stock are not deposits and are not insured by the FDIC.

Preferred Stock

     Pursuant to the Corporation's Articles of Organization, the Board of Directors may, without action of the shareholders of the Corporation, issue from time to time shares of the Corporation's Preferred Stock in one or more series with distinctive serial designations, preferences, limitations and other rights. The Corporation is authorized to issue 300,000 shares of Preferred Stock (par value $1.00 per share).

     The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) The number of shares to constitute such series and the distinctive designation thereof; (ii) The annual dividend rate on the shares of such series, whether or not dividends shall be cumulative or participating, and the date or dates on which dividends shall be payable and from which they shall accrue and (if cumulative) shall be cumulative; (iii) The price, time and terms and conditions, if any, upon which or at which the shares of such series shall be subject to redemption; (iv) The terms and conditions of a retirement or sinking fund, if any, for the purchase or redemption of the shares of such series; (v) The amount which shares of such series shall be entitled to receive in the event of any liquidation, dissolution or winding up of this corporation;

(vi) The terms and conditions, if any, on which shares of such series shall be convertible into, or redeemable or exchangeable for, shares of stock of any other class or classes, or other series of the same class, of the corporation;
(vii) The voting powers, if any, of shares of such series (including the conditions, if any, under which such series shall have the right to vote separately as a class or together with any one or more of the Common Stock and any other series of Preferred Stock as one class); (viii) Such other and relative powers, privileges, preferences and rights, and qualifications, limitations or restrictions as shall not be inconsistent with any such resolution or votes previously adopted as to shares then still authorized, with the provisions of these Articles of Organization or with the laws of the Commonwealth of Massachusetts.

     The Corporation has no present plans for the issuance of any shares of preferred stock. Accordingly, it is not possible to state the actual effect of the issuance of the preferred stock upon the rights of holders of the Common Stock, until the Board of Directors determines the specific rights of the holders of a series of the preferred stock. However, such effect might include:
(a) restrictions on dividends on the Common Stock if dividends on preferred stock have not been paid; (b) dilution of the voting power of the Common Stock to the extent that the preferred stock has voting rights (c) dilution of the equity interest of the Common Stock to the extent that the preferred stock is converted into Common Stock; or (d) reduction in the extent to which the Common Stock is entitled to share in the Corporation's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the preferred stock is satisfied. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Corporation.

Dividend Rights

     Holders of the Corporation's Common Stock are entitled to receive such dividends as are declared by its Board of Directors out of funds legally available therefor.

     The Corporation's ability to pay dividends to its shareholders is dependent, among other things, on the Corporation's financial performance and on the Bank's ability to pay dividends to the Corporation.

Voting Rights - Non-Cumulative Voting

     Holders of shares of the Corporation's Common Stock are entitled to one vote for each share of stock held by them. The shares of Common Stock of the Corporation do not have cumulative voting rights. This means that the holders of more than 50% of the shares of Common Stock of the Corporation voting for the election of Directors can elect 100% of the class of Directors standing for election at any meeting if they choose to do so, and in such event, the holders of the remaining shares voting for the election of Directors will not be able to elect any person or persons to the Board of Directors of the Corporation at the meeting.

Preemptive Rights

     Holders of the Corporation's Common Stock have preemptive rights entitling them to participate in new issues of Common Stock in proportion to their stockholding at the time of issue under such terms as the Board of Directors may determine to be fair and reasonable. However, such rights are not available where, among other things, the Corporation issues its Common Stock (1) in consideration for services rendered, (2) to discharge indebtedness, (3) as dividends, (4) in exchange for other securities of the Corporation, (5) pursuant to any prior or subsequent option or right granted by the Corporation, (6) pursuant to the exercise, issuance or grant of any option to purchase such shares to a Director or employee of the Corporation, (7) in consideration for any property other than cash, or (8) pursuant to amendment of the Corporation's Articles of Organization.

Liquidation Rights

     In the event of dissolution of the Corporation and the liquidation thereof, the holders of Corporation Common Stock will be entitled to receive pro rata any assets distributable to holders of Common Stock in respect of shares held by them.

Election of Directors

     Under both the Articles of Organization and the ByLaws of the Corporation, the Board of Directors is divided into three (3) approximately equal classes. One-third of the Corporation's Directors is elected each year at the Annual Meeting of Shareholders. Directors, in each case, serve until their successors are duly elected and qualified or until their earlier resignation, removal from office or death.

     The provision of the Corporation's Articles of Organization which sets forth the division of the Board into three classes may be amended only by the affirmative vote of at least 80% of the shares of each class of the Corporation's stock outstanding and entitled to vote.

Extraordinary Corporate Transactions and Changes in Control

     Under the Corporation's Articles of Organization, neither the Corporation nor any of its subsidiaries, including the Bank, may be a party to any merger or consolidation, liquidation or dissolution, sale of all, substantially all or a substantial part of its assets, or any reclassification or recapitalization of its stock unless one of the following conditions shall have been met: (i) the transaction has been approved by at least 80% of the total number of shares of stock of the Corporation entitled to vote on the matter not owned by the entity, other than the Corporation, which is a party to the transaction (the "Receiving Entity"); (ii) the transaction has been approved by at least 80% of the members of the Corporation's Board of Directors not affiliated with the Receiving Entity or any affiliate or subsidiary thereof (the "Unaffiliated Directors'); (iii) the transaction has been approved by the holders of at least a majority of the shares of each class of stock of the Corporation entitled to vote on the matter not owned by the receiving Entity, and the aggregate of the cash and fair market value of all consideration to be paid to holders of the Corporation's stock is equal to the amounts determined under a formula set forth in the Corporation's Articles of Organization.

     Certain acquisitions of the Corporation's Common Stock are subject to the provisions of Chapters 110 D of the Massachusetts General Laws ("Chapter 110D"). Under Chapter 110D, a vote of shareholders will be necessary to determine whether shares of Common Stock acquired in a "control share acquisition" will have voting rights. Subject to various exceptions set forth in Chapter 110D, a control share acquisition generally means an acquisition of Common Stock in which any person, including his associates, acquires beneficial ownership of stock which, when aggregated with all other stock of the Corporation owned by such person, increases his voting power to one of the following ranges of voting power: (i) one fifth or more but less than one third, (ii) one third or more less than a majority, or (iii) a majority or more. All shares acquired within ninety days before or after a control share acquisition or pursuant to a plan to make a control share acquisition are deemed to be part of the control share acquisition.

     Under Chapter 110F, the Corporation may not engage in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (l) prior to such date the Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 90% of the voting stock of the Corporation, or (3) on or subsequent to the date the stockholder becomes an interested stockholder, the business combination is approved by the Board of Directors and authorized by at least 2/3 of the outstanding voting stock of the Corporation not owned by the interested stockholder. The term "interested stockholder" is generally defined to mean any person other than the Corporation or a majority-owned subsidiary who, together with associates and affiliates, is the owner of 5% or more of the outstanding voting stock of the Corporation. In certain instances involving acquisitions by brokers or dealers, banks, or other entities, the 5% threshold is increased to 15%. The term "business combination" includes any merger or consolidation of the Corporation or any majority-owned subsidiary of the Corporation with the interested stockholder; any sale, lease, exchange, mortgage, pledge, transfer or other disposition, except proportionately as a stockholder of the corporation, to or with the interested stockholder, of assets of the Corporation or a subsidiary having a market value equal to 10% or more of either the market value of the Corporation's assets or the market value of the Corporation's outstanding stock; and certain other transactions.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     There is no active trading in the Corporation's common stock which is not listed on any public exchange or the National Association of Securities Dealers National Market System, or Small Cap Market System. However, the common stock of the Corporation is traded on the Over-the-Counter Bulletin Board under the stock symbol "BVNC."

     The following table sets forth, to the best knowledge of Management the representative prices, for each quarterly period during the last two years. The sale prices of these market trades are based on private transactions that management is aware of and transactions reported on Bloomberg.


                                           2000              1999
                                           ----              ----
     Quarter ended March 31,          $14.00 - 16.25    $17.00 - 18.50
     Quarter ended June 30,            14.00 - 14.75     15.50 - 17.00
     Quarter ended Sept. 30,           14.13 - 14.56     14.75 - 16.63
     Quarter ended Dec. 31,            14.63 - 15.63     14.00 - 15.50


Capital
-------

     The Corporation's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and Massachusetts corporate law. As a practical matter, the Corporation's ability to pay dividends is generally limited by the Bank's ability to dividend funds to the Corporation.

     For restrictions on the ability of the Bank to pay dividends to the Corporation, see Note 15, of the financial statements.

     The number of record holders of the Corporation's common stock was 534 as of April 20, 2001. The Corporation declared quarterly cash dividends on its outstanding common stock, which amounted to an aggregate dividend per share of $.66 during 2000 and a $.57 dividend per share during 1999.

ITEM 2.   LEGAL PROCEEDINGS

     There are no pending material legal proceedings other than ordinary routine litigation incidental to normal business to which the Corporation or the Bank is a party or to which any of their properties are subject.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Corporation, the Corporation has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Massachusetts law generally permits indemnification of directors and officers for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interests of the corporation. The Corporation's Bylaws provide that each person made a party in any proceeding by reason of the fact that he or she was a director, officer, employee or agent of the Corporation shall be indemnified by the Corporation against all expense and liability reasonably incurred by such indemnitee in connection with such proceeding, provided that such indemnitee shall undertake to repay such payment if he shall be adjudicated to be not entitled to indemnification.

     In addition to the indemnification provisions described above, Massachusetts law permits, and the Corporation's Articles of Organization provide, that no director shall be personally liable to the Corporation or its shareholders for monetary damages for breaches of fiduciary duty except where such exculpation is expressly prohibited. In Massachusetts, a director is not exculpated from liability under provisions of Massachusetts law relating to unlawful payments of dividends and unlawful stock purchases or redemptions. In addition, the Corporation's Articles of Organization provide that this limitation cannot apply to liability of a director (i) for breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts and omissions not in good faith or which involve intentional misconduct or knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.

                         PART F/S FINANCIAL STATEMENTS

Annual Financial Information
----------------------------

Independent Auditors' Report..........................................    FS 1

Consolidated Balance Sheets at December 31, 2000 and 1999.............    FS 2

Consolidated Statements of Income for the years
 ended December 31, 2000, 1999 and 1998...............................    FS 3

Consolidated Statements of Changes in Stockholders'
 Equity for the years ended December 31, 2000, 1999 and 1998..........  FS 4-5

Consolidated Statements of Cash Flows for the years ended
 December 31, 2000, 1999 and 1998.....................................  FS 6-7

Notes to Consolidated Financial Statements for the years ended
 2000, 1999 and 1998 including:....................................... FS 8-26

Parent Company Only Balance Sheets at December 31, 2000 and 1999......   FS 27

Parent Company Only Statements of Income for the years ended
 December 31, 2000, 1999 and 1998.....................................   FS 28

Parent Company Only Statements of Cash Flows for the years ended
 December 31, 2000, 1999 and 1998.....................................   FS 29

                         PART F/S FINANCIAL STATEMENTS

Annual Financial Information
----------------------------

Independent Auditors' Report..........................................    FS 1

Consolidated Balance Sheets at December 31, 2000 and 1999.............    FS 2

Consolidated Statements of Income for the years
 ended December 31, 2000, 1999 and 1998...............................    FS 3

Consolidated Statements of Changes in Stockholders'
 Equity for the years ended December 31, 2000, 1999 and 1998..........  FS 4-5

Consolidated Statements of Cash Flows for the years ended
 December 31, 2000, 1999 and 1998.....................................  FS 6-7

Notes to Consolidated Financial Statements for the years ended
 2000, 1999 and 1998 including:....................................... FS 8-26

Parent Company Only Balance Sheets at December 31, 2000 and 1999......   FS 27

Parent Company Only Statements of Income for the years ended
 December 31, 2000, 1999 and 1998.....................................   FS 28

Parent Company Only Statements of Cash Flows for the years ended
 December 31, 2000, 1999 and 1998.....................................   FS 29

The Board of Directors and Stockholders
Beverly National Corporation
Beverly, Massachusetts

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Beverly National Corporation and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beverly National Corporation and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles.


                                              SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 8, 2001

                  BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2000 and 1999

                                                                                       2000             1999
                                                                                  -------------    -------------
ASSETS
Cash and due from banks                                                           $  27,780,903    $  11,978,530
Interest bearing demand deposits with other banks                                       121,830
Federal funds sold                                                                    1,000,000        4,400,000
                                                                                  -------------    -------------
           Cash and cash equivalents                                                 28,902,733       16,378,530
Investments in available-for-sale securities (at fair value)                         37,934,262       30,017,299
Investments in held-to-maturity securities (fair values of $17,056,023 as of
   December 31, 2000 and $16,752,628 as of December 31, 1999)                        17,131,682       17,078,037
Federal Home Loan Bank stock, at cost                                                   636,200          636,200
Federal Reserve Bank stock, at cost                                                      97,500           97,500
Loans, net of the allowance for loan losses of $1,912,696 and
   $2,132,386, respectively                                                         169,418,472      146,853,578
Mortgages held-for-sale                                                                 200,269        1,349,314
Premises and equipment                                                                5,140,697        5,135,817
Accrued interest receivable                                                           1,890,088        1,268,741
Other assets                                                                          2,751,622        2,622,638
                                                                                  -------------    -------------
           Total assets                                                           $ 264,103,525    $ 221,437,654
                                                                                  =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Noninterest-bearing                                                            $  66,437,616    $  44,806,770
   Interest-bearing                                                                 172,437,245      154,421,943
                                                                                  -------------    -------------
           Total deposits                                                           238,874,861      199,228,713
Other liabilities                                                                     2,493,432        1,990,662
                                                                                  -------------    -------------
           Total liabilities                                                        241,368,293      201,219,375
                                                                                  -------------    -------------
Stockholders' equity:
   Preferred stock, $2.50 par value per share; 300,000 shares authorized;
     issued and outstanding none
   Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued
     1,678,898 shares as of December 31, 2000 and 1,622,018 shares as of
     December 31, 1999; outstanding, 1,632,774 shares as of December 31, 2000
     and 1,575,894 shares as of December 31, 1999                                     4,197,245        4,055,045
   Paid-in capital                                                                    2,929,381        2,572,740
   Retained earnings                                                                 15,982,441       14,349,652
   Treasury stock, at cost (46,124 shares)                                             (427,467)        (427,467)
   Accumulated other comprehensive income (loss)                                         53,632         (331,691)
                                                                                  -------------    -------------
           Total stockholders' equity                                                22,735,232       20,218,279
                                                                                  -------------    -------------
           Total liabilities and stockholders' equity                             $ 264,103,525    $ 221,437,654
                                                                                  =============    =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 2000, 1999 and 1998

                                                                  2000          1999          1998
                                                              -----------   -----------   -----------
Interest and dividend income:
   Interest and fees on loans                                 $13,655,468   $12,081,117   $11,748,027
   Interest and dividends on securities:
     Taxable                                                    3,121,270     2,789,048     2,533,214
     Tax-exempt                                                    63,653        31,864        30,784
     Dividends on marketable equity securities                      9,804         3,661
   Other interest                                                 545,306       454,811       933,750
                                                              -----------   -----------   -----------
           Total interest and dividend income                  17,395,501    15,360,501    15,245,775
                                                              -----------   -----------   -----------
Interest expense:
   Interest on deposits                                         5,793,988     5,196,215     5,571,016
   Interest on other borrowed funds                                 2,699
   Interest on notes payable                                                     12,604        34,680
                                                              -----------   -----------   -----------
           Total interest expense                               5,796,687     5,208,819     5,605,696
                                                              -----------   -----------   -----------
           Net interest and dividend income                    11,598,814    10,151,682     9,640,079
                                                              -----------   -----------   -----------
Provision for loan losses
                                                              -----------   -----------   -----------
           Net interest and dividend income after provision
              for loan losses                                  11,598,814    10,151,682     9,640,079
                                                              -----------   -----------   -----------
Other income:
   Income from fiduciary activities                             1,609,745     1,403,933     1,228,191
   Service charges on deposit accounts                            406,431       389,062       387,608
   Other deposit fees                                             239,355       216,944       223,968
   Other income                                                   588,997       599,173       371,462
                                                              -----------   -----------   -----------
           Total other income                                   2,844,528     2,609,112     2,211,229
                                                              -----------   -----------   -----------
Other expense:
   Salaries and employee benefits                               5,468,508     5,213,918     4,914,604
   Occupancy expense                                            1,033,288       843,711       788,305
   Equipment expense                                              568,840       453,808       434,668
   Contributions                                                  224,870        66,322        86,460
   Data processing fees                                           427,868       381,673       269,142
   Marketing and public relations                                 362,498       289,273       360,942
   Stationery and supplies                                        215,021       240,039       174,701
   Professional fees                                              227,433       348,073       269,253
   Other expense                                                1,646,620     1,333,997     1,175,916
                                                              -----------   -----------   -----------
           Total other expense                                 10,174,946     9,170,814     8,473,991
                                                              -----------   -----------   -----------
           Income before income taxes                           4,268,396     3,589,980     3,377,317
Income taxes                                                    1,567,405     1,357,339     1,237,406
                                                              -----------   -----------   -----------
           Net income                                         $ 2,700,991   $ 2,232,641   $ 2,139,911
                                                              ===========   ===========   ===========

Earnings per common share                                     $      1.67   $      1.43   $      1.39
                                                              ===========   ===========   ===========

Earnings per common share, assuming dilution                  $      1.55   $      1.29   $      1.24
                                                              ===========   ===========   ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2000, 1999 and 1998

                                        Common         Paid-in          Retained         Treasury
                                        Stock          Capital          Earnings          Stock
                                      ----------     ----------       -----------       ---------
Balance, December 31, 1997            $1,978,373     $4,319,092       $11,558,988       $(572,093)
Comprehensive income:
   Net income                                                           2,139,911
   Net change in unrealized
      holding gain on available-
      for-sale securities, net of
      tax effect
        Comprehensive income
Stock split (2 for 1)                  1,978,372     (1,978,372)
Tax benefit for stock options                            12,357
Unearned compensation
   payment
Dividends declared ($.45
   per share)                                                            (689,214)
Sale of stock on exercise of
   stock options                          67,500        117,596                           144,626
                                      ----------     ----------       -----------       ---------
Balance, December 31, 1998             4,024,245      2,470,673        13,009,685        (427,467)
Comprehensive income:
   Net income                                                           2,232,641
   Net change in unrealized
      holding gain on available-
      for-sale securities, net of
      tax effect
        Comprehensive income
Tax benefit for stock options                            22,858
Compensation expense relating
   to grants of common stock at
   prices less than market value                         18,900
Unearned compensation
   payment
Dividends declared ($.57
   per share)                                                            (892,674)
Sale of stock on exercise of
   stock options                          30,800         60,309
                                      ----------     ----------       -----------       ---------
Balance, December 31, 1999             4,055,045      2,572,740        14,349,652        (427,467)
Comprehensive income:
   Net income                                                           2,700,991
   Net change in unrealized
      holding loss on available-
      for-sale securities, net of
      tax effect
        Comprehensive income
Tax benefit for stock options                            94,206
Compensation expense relating
   to grants of common stock
   at prices less than market value                       1,488
Dividends declared ($.66
   per share)                                                          (1,068,202)
Sale of stock on exercise of
   stock options                         142,200        260,947
                                      ----------     ----------       -----------       ---------
Balance, December 31, 2000            $4,197,245     $2,929,381       $15,982,441       $(427,467)
                                      ==========     ==========       ===========       =========

                                                        Accumulated
                                                           Other
                                        Unearned       Comprehensive
                                      Compensation        Income
                                          ESOP             (Loss)              Total
                                      ------------     -------------        -----------
Balance, December 31, 1997              $(300,000)       $    6,350         $16,990,710
Comprehensive income:
   Net income
   Net change in unrealized
      holding gain on available-
      for-sale securities, net of
      tax effect                                             56,127
        Comprehensive income                                                  2,196,038
Stock split (2 for 1)
Tax benefit for stock options                                                    12,357
Unearned compensation
   payment                                100,000                               100,000
Dividends declared ($.45
   per share)                                                                  (689,214)
Sale of stock on exercise of
   stock options                                                                329,722
                                      -----------        ----------         -----------
Balance, December 31, 1998               (200,000)           62,477          18,939,613
Comprehensive income:
   Net income
   Net change in unrealized
      holding gain on available-
      for-sale securities, net of
      tax effect                                           (394,168)
        Comprehensive income                                                  1,838,473
Tax benefit for stock options                                                    22,858
Compensation expense relating
   to grants of common stock at
   prices less than market value                                                 18,900
Unearned compensation
   payment                                200,000                               200,000
Dividends declared ($.57
   per share)                                                                  (892,674)
Sale of stock on exercise of
   stock options                                                                 91,109
                                      -----------        ----------         -----------
Balance, December 31, 1999                                 (331,691)         20,218,279
Comprehensive income:
   Net income
   Net change in unrealized
      holding loss on available-
      for-sale securities, net of
      tax effect                                            385,323
        Comprehensive income                                                  3,086,314
Tax benefit for stock options                                                    94,206
Compensation expense relating
   to grants of common stock
   at prices less than market value                                               1,488
Dividends declared ($.66
   per share)                                                                (1,068,202)
Sale of stock on exercise of
   stock options                                                                403,147
                                      -----------        ----------         -----------
Balance, December 31, 2000            $                  $   53,632         $22,735,232
                                      ===========        ==========         ===========

                  BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years Ended December 31, 2000, 1999 and 1998
                                   (continued)

Reclassification disclosure for the years ended December 31:

                                                                      2000         1999         1998
                                                                   ---------    ---------    ---------
Net unrealized gains (losses) on available-for-sale securities     $ 652,316    $(662,751)   $  76,335
Less reclassification adjustment for realized gains or losses in
   net income                                                              0            0            0
                                                                   ---------    ---------    ---------
     Other comprehensive income (loss) before income tax effect      652,316     (662,751)      76,335
Income tax (expense) benefit                                        (266,993)     268,583      (20,208)
                                                                   ---------    ---------    ---------
     Other comprehensive income (loss), net of tax                 $ 385,323    $(394,168)   $  56,127
                                                                   =========    =========    =========

Accumulated other comprehensive income (loss) as of December 31, 2000, 1999 and 1998 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2000, 1999 and 1998

                                                                     2000            1999            1998
                                                                 ------------    ------------    ------------
Cash flows from operating activities:
   Net income                                                    $  2,700,991    $  2,232,641    $  2,139,911
   Adjustments to reconcile net income to net cash provided by operating activities:
       Net (increase) decrease in mortgages held-for-sale            (543,242)        199,200      (1,199,213)
       Provision (benefit) for mortgages held-for-sale                (29,477)         28,411          (1,179)
       (Increase) decrease in mortgage servicing rights assets         22,613        (195,530)
       Increase in loan participation servicing liability              26,535
       Disposal of fixed asset                                                                          5,280
       Depreciation and amortization                                  641,844         469,800         450,891
       Compensation expense relating to grants of common stock
         at prices less than market                                     1,488          18,900
       Change in prepaid interest                                                       5,572           3,933
       Deferred tax expense (benefit)                                 (96,771)         90,301        (205,379)
       Increase (decrease) in taxes payable                          (157,295)       (416,614)        250,704
       Increase in interest receivable                               (621,347)        (44,279)        (61,965)
       Increase (decrease) in interest payable                         88,793         (80,202)         42,205
       Increase in accrued expenses                                   220,739          58,105          27,947
       Decrease in prepaid expenses                                    88,269          54,316             951
       Increase in other liabilities                                  166,726          64,329          38,371
       (Increase) decrease in other assets                              9,225          30,220         (27,093)
       Increase in cash surrender value of life insurance             (91,559)        (86,901)         (5,600)
       Increase in RABBI Trust trading securities                     (76,276)
       Amortization (accretion) of securities, net                   (159,385)            374        (129,916)
       Gain on sales of assets, net                                      (723)           (992)         (9,579)
       Change in deferred loan costs, net                             (89,857)        (72,237)       (116,911)
                                                                 ------------    ------------    ------------

   Net cash provided by operating activities                        2,101,291       2,355,414       1,203,358
                                                                 ------------    ------------    ------------

Cash flows from investing activities:
   Purchases of available-for-sale securities                      (9,885,440)    (12,346,787)    (34,608,372)
   Proceeds from sales of available-for-sale securities               577,884         550,458         169,657
   Proceeds from maturities of available-for-sale securities        2,100,000      12,995,968      23,499,497
   Purchases of held-to-maturity securities                        (1,061,351)     (5,080,156)    (16,547,000)
   Proceeds from maturities of held-to-maturity securities          1,110,000       4,154,000      17,642,000
   Purchases of Federal Home Loan Bank stock                                         (636,200)
   Net increase in loans                                          (20,955,248)    (14,860,053)     (1,842,919)
   Recoveries of loans previously charged off                         129,659         218,872          53,954
   Capital expenditures                                              (646,724)     (1,044,385)       (197,797)
   Proceeds from sales of assets                                       73,039         107,470         512,962
                                                                 ------------    ------------    ------------

   Net cash used in investing activities                          (28,558,181)    (15,940,813)    (11,318,018)
                                                                 ------------    ------------    ------------

                  BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2000, 1999 and 1998
                                   (continued)

                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Cash flows from financing activities:
   Net increase in demand deposits, NOW and savings
     accounts                                            30,732,931      13,241,030      10,069,448
   Net increase (decrease) in time deposits               8,913,217      (7,561,731)      7,188,956
   Proceeds from exercise of stock options                  403,147          91,109         329,722
   Payment on notes payable                                                (385,627)
   Dividends paid                                        (1,068,202)       (892,674)       (689,214)
                                                       ------------    ------------    ------------

   Net cash provided by financing activities             38,981,093       4,492,107      16,898,912
                                                       ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents     12,524,203      (9,093,292)      6,784,252
Cash and cash equivalents at beginning of year           16,378,530      25,471,822      18,687,570
                                                       ------------    ------------    ------------
Cash and cash equivalents at end of year               $ 28,902,733    $ 16,378,530    $ 25,471,822
                                                       ============    ============    ============

Supplemental disclosures:
   Mortgages held-for-sale transferred to loans        $  1,721,764    $  7,692,941    $    950,938
   Interest paid                                          5,707,894       5,289,021       5,563,491
   Income taxes paid                                      1,821,471       1,683,652       1,192,081
   Donation of other real estate owned                                                      255,000

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years Ended December 31, 2000, 1999 and 1998

NOTE 1 - NATURE OF OPERATIONS

Beverly National Corporation (Corporation) is a state chartered corporation that was organized in 1984 to become the holding company of Beverly National Bank
(Bank). The Corporation's primary activity is to act as the holding company for the Bank. The Bank is a federally chartered bank, which was incorporated in 1802 and is headquartered in Beverly, Massachusetts. The Bank operates its business from six full service branches and two educational banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans. The Bank also operates a trust department that offers fiduciary and investment services.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Corporation and its subsidiaries conform to generally accepted accounting principles and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting with the exception of fiduciary activities and certain minor sources of income which are reflected on a cash basis. The results of these activities do not differ materially from those which would result using the accrual method. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

      PERVASIVENESS OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

      BASIS OF PRESENTATION:

      The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, the Bank and Cabot Street Realty Trust. Cabot Street Realty Trust was formed for the purpose of real estate development. The Bank includes the accounts of its wholly-owned subsidiary, Beverly Community Development Corporation. Beverly Community Development Corporation was formed to provide loans to small businesses and individuals in low income census tracts. All significant intercompany accounts and transactions have been eliminated in the consolidation.

      CASH AND CASH EQUIVALENTS:

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks and federal funds sold.

      Cash and due from banks as of December 31, 2000 and 1999 includes $5,796,000 and $4,204,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

      SECURITIES:

      Investments in debt securities are adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of investment securities are computed on a specific identification basis.

      The Corporation classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Corporation has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

            -- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

            -- Available-for-sale securities are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

            -- Trading securities are carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

      LOANS:

      Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances reduced by amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

      Interest on loans is recognized on a simple interest basis.

      Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

      Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

      ALLOWANCE FOR LOAN LOSSES:

      The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators.

      The Corporation considers a loan to be impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Corporation measures impaired loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

      The Corporation considers for impairment all loans, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and convertible or nonconvertible debentures and bonds and other debt securities. The Corporation considers its residential real estate loans and consumer loans that are not individually significant to be large groups of smaller balance homogeneous loans.

      Factors considered by management in determining impairment include payment status, net worth and collateral value. An insignificant payment delay or an insignificant shortfall in payment does not in itself result in the review of a loan for impairment. The Corporation reviews its loans for impairment on a loan-by-loan basis. The Corporation does not apply impairment to aggregations of loans that have risk characteristics in common with other impaired loans. Interest on a loan is not generally accrued when the loan becomes ninety or more days overdue. The Corporation may place a loan on nonaccrual status but not classify it as impaired, if
      (i) it is probable that the Corporation will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is an individually insignificant residential mortgage loan or consumer loan. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. Substantially all of the Corporation's loans that have been identified as impaired have been measured by the fair value of existing collateral.

      PREMISES AND EQUIPMENT:

      Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

      MORTGAGES HELD-FOR-SALE:

      Mortgages held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

      Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

      TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF
      LIABILITIES:

      SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and was applied prospectively. However, SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," required the deferral of implementation as it relates to repurchase agreements, dollar-rolls, securities lending and similar transactions until after December 31, 1997. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS No. 125 did not have an impact on the Corporation's financial position, results of operations or liquidity.

      OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

      Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write down from cost to fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write downs and gains or losses recognized upon sale are included in other expense.

      The Corporation classifies loans as in-substance repossessed or foreclosed if the Corporation receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

      FAIR VALUES OF FINANCIAL INSTRUMENTS:

      Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Corporation disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Corporation in estimating its fair value disclosures are as follows:

      Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

      Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

      Mortgages held-for-sale: Fair values for mortgages held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

      Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

      Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

      Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

      INCOME TAXES:

      The Corporation recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Corporation's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

      STOCK BASED COMPENSATION:

      The Corporation recognizes stock-based compensation using the intrinsic value approach set forth in APB Opinion No. 25 rather than the fair value method introduced in SFAS No. 123. Entities electing to follow the provisions of APB No. 25 must make pro forma disclosure of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Corporation has made the pro forma disclosures required by SFAS No. 123.

      EARNINGS PER SHARE:

      Statement of Financial Accounting Standards No. 128 (SFAS No. 128), "Earnings per Share" is effective for periods ending after December 15, 1997. SFAS No. 128 simplifies the standards of computing earnings per share (EPS) previously found in APB Opinion No. 15. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

      Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

      The Corporation has computed and presented EPS for the years ended December 31, 2000, 1999 and 1998 in accordance with SFAS No. 128. EPS as so computed does not differ materially from EPS that would have resulted if APB Opinion No. 15 had been applied.

      RECENT ACCOUNTING PRONOUNCEMENTS:

      In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. Management does not anticipate that the adoption of this Statement will have a material impact on the consolidated financial statements.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

                                                                                  Gross         Gross
                                                                  Amortized     Unrealized   Unrealized
                                                                    Cost         Holding       Holding         Fair
                                                                    Basis         Gains        Losses          Value
                                                                 -----------   -----------   -----------   -----------
Available-for-sale securities:
   December 31, 2000:
     Debt securities issued by the U.S. Treasury and other
       U.S. government corporations and agencies                 $37,311,169   $   221,539   $   118,116   $37,414,592
     Marketable equity securities                                    527,130                       7,460       519,670
                                                                 -----------   -----------   -----------   -----------
                                                                 $37,838,299   $   221,539   $   125,576   $37,934,262
                                                                 ===========   ===========   ===========   ===========

   December 31, 1999:
     Debt securities issued by the U.S. Treasury and other
       U.S. government corporations and agencies                 $30,053,522   $     4,928   $   553,821   $29,504,629
     Marketable equity securities                                    520,130                       7,460       512,670
                                                                 -----------   -----------   -----------   -----------
                                                                 $30,573,652   $     4,928   $   561,281   $30,017,299
                                                                 ===========   ===========   ===========   ===========

Held-to-maturity securities:
   December 31, 2000:
     Debt securities issued by the U.S. Treasury and other
       U.S. government corporations and agencies                 $14,985,463   $       386   $    76,045   $14,909,804
     Debt securities issued by states of the United States and
       political subdivisions of the states                        1,646,219                                 1,646,219
     Debt securities issued by foreign governments                   500,000                                   500,000
                                                                 -----------   -----------   -----------   -----------
                                                                 $17,131,682   $       386   $    76,045   $17,056,023
                                                                 ===========   ===========   ===========   ===========

   December 31, 1999:
     Debt securities issued by the U.S. Treasury and other
       U.S. government corporations and agencies                 $15,983,037   $     9,567   $   370,101   $15,622,503
     Debt securities issued by states of the United States and
       political subdivisions of the states                          695,000                                   695,000
     Debt securities issued by foreign governments                   400,000        35,125                     435,125
                                                                 -----------   -----------   -----------   -----------
                                                                 $17,078,037   $    44,692   $   370,101   $16,752,628
                                                                 ===========   ===========   ===========   ===========

The scheduled maturities of held-to-maturity securities and available-for-sale securities (other than equity securities) were as follows as of December 31, 2000:

                                             Held-to-maturity           Available-for-sale
                                                securities:                 securities:
                                         -------------------------   -------------------------
                                          Amortized                   Amortized
                                             Cost         Fair           Cost         Fair
                                            Basis         Value         Basis         Value
                                         -----------   -----------   -----------   -----------
Due within one year                      $ 3,993,792   $ 3,983,829   $ 4,999,929   $ 4,973,395
Due after one year through five years     12,596,171    12,530,475    28,821,414    28,856,534
Due after five years through ten years       541,719       541,719     3,489,826     3,584,663
                                         -----------   -----------   -----------   -----------
                                         $17,131,682   $17,056,023   $37,311,169   $37,414,592
                                         ===========   ===========   ===========   ===========

Proceeds from sales of available-for-sale securities in 2000, 1999 and 1998 amounted to $577,884, $550,458 and $169,657. There were no gains or losses realized from these sales.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2000.

Total carrying amounts of $17,438,512 and $16,348,097 of securities were pledged to secure treasury tax and loan, trust funds and public funds on deposit as of December 31, 2000 and 1999, respectively.

The Corporation set up a RABBI Trust which includes trading securities. The RABBI Trust is included in other assets on the consolidated balance sheets. The portion of trading losses for the year ended December 31, 2000 that relates to trading securities still held at year end amounted to $40,710. The fair value of trading securities held in the RABBI Trust as of December 31, 2000 was $546,872.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

                                                       2000            1999
                                                  -------------   -------------
Commercial, financial and agricultural            $  26,985,224   $  25,018,277
Real estate - construction and land development       3,531,582       6,278,275
Real estate - residential                            72,905,875      56,478,166
Real estate - commercial                             51,360,964      48,546,154
Consumer                                              8,857,132       8,238,379
Other                                                 7,391,538       4,217,717
                                                  -------------   -------------
                                                    171,032,315     148,776,968
Allowance for loan losses                            (1,912,696)     (2,132,386)
Deferred loan costs, net                                298,853         208,996
                                                  -------------   -------------
           Net loans                              $ 169,418,472   $ 146,853,578
                                                  =============   =============

In the years ending December 31, 2000 and 1999 the Corporation sold mortgage loans totaling $1,343,308 and $3,475,540, respectively and retained the servicing rights. No valuation allowance was recorded because management estimates that there is no impairment in value of those rights. The fair values of these rights approximated their carrying amount. Changes in the mortgage servicing asset were as follows for the years ended December 31:

                                                         2000            1999
                                                      ---------       ---------
Balance at beginning of period                        $ 195,530       $
Capitalized mortgage servicing rights                    18,390         218,148
Amortization                                            (41,004)        (22,618)
                                                      ---------       ---------
Balance at end of period                              $ 172,916       $ 195,530
                                                      =========       =========

Certain directors and executive officers of the Corporation and companies in which they have significant ownership interest were customers of the Bank during 2000. Total loans to such persons and their companies amounted to $520,729 as of December 31, 2000. During 2000 principal payments and advances totaled $481,584 and $205,844, respectively.

Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                 2000           1999           1998
                                             -----------    -----------    -----------
Balance at beginning of period               $ 2,132,386    $ 1,934,541    $ 2,163,349
Loans charged off                               (349,349)       (21,027)      (282,762)
Recoveries of loans previously charged off       129,659        218,872         53,954
                                             -----------    -----------    -----------
Balance at end of period                     $ 1,912,696    $ 2,132,386    $ 1,934,541
                                             ===========    ===========    ===========

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

                                                                               2000                          1999
                                                                    --------------------------    --------------------------
                                                                    Recorded        Related       Recorded        Related
                                                                    Investment      Allowance     Investment      Allowance
                                                                    In Impaired     For Credit    In Impaired     For Credit
                                                                    Loans           Losses        Loans           Losses
                                                                    -----------     ----------    -----------     ----------
Loans for which there is a related allowance for credit losses        $ 59,604       $  3,000       $109,309       $ 13,000

Loans for which there is no related allowance for credit losses                                       96,657
                                                                      --------       --------       --------       --------

           Totals                                                     $ 59,604       $  3,000       $205,966       $ 13,000
                                                                      ========       ========       ========       ========

Average recorded investment in impaired loans during the
   year ended December 31                                             $103,081                      $228,751
                                                                      ========                      ========

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

           Total recognized                                           $  3,979                      $    447
                                                                      ========                      ========
           Amount recognized using a cash-basis method of
              accounting                                              $  3,979                      $    447
                                                                      ========                      ========

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

                                                     2000               1999
                                                 -----------        -----------
Land                                             $   421,077        $   421,077
Buildings                                          4,483,051          4,415,487
Furniture and equipment                            3,166,842          2,791,698
Leasehold improvements                             1,738,126          1,219,127
Construction in progress                               4,737            324,922
                                                 -----------        -----------
                                                   9,813,833          9,172,311
Accumulated depreciation and amortization         (4,673,136)        (4,036,494)
                                                 -----------        -----------
                                                 $ 5,140,697        $ 5,135,817
                                                 ===========        ===========

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more were $7,636,746 and $5,672,455 as of December 31, 2000 and 1999,
respectively.

For time deposits as of December 31, 2000, the scheduled maturities for the years ended December 31, are:

       2001                                                   $47,839,291
       2002                                                     6,500,517
       2003                                                     2,816,536
       2004                                                     1,511,035
       Thereafter                                                  43,442
                                                              -----------
                                                              $58,710,821
                                                              ===========

NOTE 7 - NOTES PAYABLE

An Industrial Revenue Bond was issued to Cabot Street Realty Trust on August 1, 1985 in order to purchase property and finance renovations. Cabot Street Realty Trust paid off the Industrial Revenue Bond on March 31, 1999.

NOTE 8 - INCOME TAXES

The components of the income tax expense are as follows for the years ended December 31:

                                          2000           1999           1998
                                      -----------    -----------    -----------
Current:
   Federal                            $ 1,245,750    $   915,981    $ 1,033,042
   State                                  418,426        351,057        409,743
                                      -----------    -----------    -----------
                                        1,664,176      1,267,038      1,442,785
                                      -----------    -----------    -----------
Deferred:
   Federal                                (72,042)        66,710       (152,692)
   State                                  (24,729)        23,591        (52,687)
                                      -----------    -----------    -----------
                                          (96,771)        90,301       (205,379)
                                      -----------    -----------    -----------
           Total income tax expense   $ 1,567,405    $ 1,357,339    $ 1,237,406
                                      ===========    ===========    ===========

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

                                                      2000      1999      1998
                                                     ------    ------    ------
                                                      % of      % of      % of
                                                     Income    Income    Income
                                                     ------    ------    ------
Federal income tax at statutory rate                  34.0%     34.0%     34.0%
Increase (decrease) in tax resulting from:
   Tax-exempt income                                  (3.3)     (2.3)     (2.1)
   Dividends paid to ESOP                              (.5)      (.5)      (.3)
   Unallowable expenses                                 .4        .4        .7
   Other                                               (.6)      (.7)     (2.7)
State tax, net of federal tax benefit                  6.7       6.9       7.0
                                                      ----      ----      ----
       Effective tax rates                            36.7%     37.8%     36.6%
                                                      ====      ====      ====

The Corporation had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

                                                                     2000         1999
                                                                  ----------   ----------
Deferred tax assets:
   Allowance for loan losses                                      $  590,136   $  590,136
   Net unrealized holding loss on available-for-sale securities                   224,662
   Deferred compensation                                             332,191      169,318
   Accrued retirement benefits                                        98,855       90,713
   Accrued interest on nonperforming loans                            16,966       27,923
   Net unrealized loss on mortgages held-for-sale                                  10,281
   Accrued pension expense                                            90,944      132,058
                                                                  ----------   ----------
           Gross deferred tax assets                               1,129,092    1,245,091
                                                                  ----------   ----------
Deferred tax liabilities:
   Net unrealized holding gain on available-for-sale securities       42,331
   Accelerated depreciation                                          195,123      206,696
   Loan origination fees and costs, net                              121,270       85,017
   Other adjustments                                                  18,261       21,793
   Mortgage servicing rights                                          70,775       80,031
                                                                  ----------   ----------
           Gross deferred tax liabilities                            447,760      393,537
                                                                  ----------   ----------
Net deferred tax assets                                           $  681,332   $  851,554
                                                                  ==========   ==========

Deferred tax assets as of December 31, 2000 and 1999 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2000, the Corporation had no operating loss and tax credit carryovers for tax purposes.

NOTE 9 - STOCK COMPENSATION PLANS

As of December 31, 2000, the Corporation has two fixed option, stock-based compensation plans, which are described below. The Corporation applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans except that compensation costs of $1,488 in 2000 and $18,900 in 1999 were charged against income for the Director's plan. Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31:

                                                                   2000               1999             1998
                                                                ----------         ----------       ----------
Net income                                     As reported      $2,700,991         $2,232,641       $2,139,911
                                               Pro forma        $2,663,431         $2,158,413       $2,095,148

Earnings per share                             As reported           $1.67              $1.43            $1.39
                                               Pro forma             $1.65              $1.39            $1.36

Earnings per share, assuming dilution          As reported           $1.55              $1.29            $1.24
                                               Pro forma             $1.53              $1.25            $1.22

The Corporation has adopted two fixed option, stock-based compensation plans. Under the 1998 Incentive Stock Option Plan for Key Employees the Corporation may grant up to 60,000 shares of common stock, at fair value, to present and future employees. This plan was approved by the stockholders in 1999. Under the 1998 Directors' plan the Corporation may grant up to 30,000 shares of common stock to present and future Directors. Under the 1998 Directors' Plan, stock options are granted at prices and exercise terms as determined by the Board of Directors. Under both plans, options expire ten years after the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998: dividend yield of 4% for 2000 and 3% for 1999 and 1998; expected volatility of 11.4% for 2000, 16% for 1999 and 16% for 1998; risk-free interest rate of 6.60% for 2000, 6.03% for 1999 and 5.53% for 1998 and expected lives of 8 years for all years.

A summary of the status of the Corporation's fixed stock option plans as of December 31, 2000, 1999 and 1998 and changes during the years ending on those dates is presented below:

                                              2000                          1999                           1998
                                    -------------------------     -------------------------     ------------------------
                                                  Weighted-                     Weighted-                    Weighted-
                                                   Average                       Average                      Average
Fixed Options                        Shares    Exercise Price      Shares    Exercise Price      Shares   Exercise Price
-------------                       --------   --------------     --------   --------------     --------  --------------
Outstanding at beginning of year    338,600       $  8.96          326,080      $  8.42          351,600      $  7.50
Granted                              14,200         15.25           28,820        14.91           34,580        16.47
Exercised                           (56,880)         7.09          (12,320)        7.40          (42,610)        7.74
Forfeited                                                           (3,980)       21.02          (17,490)        7.41
                                    -------                        -------                       -------
Outstanding at end of year          295,920          9.63          338,600         8.96          326,080         8.42
                                    =======                        =======                       =======

Options exercisable at year-end     164,860                        195,000                       171,980
Weighted-average fair value of
   options granted during the year    $2.54                          $4.42                         $3.47

The following table summarizes information about fixed stock options outstanding as of December 31, 2000:

                                         Options Outstanding                                  Options Exercisable
                    --------------------------------------------------------------  ------------------------------------
                        Number          Weighted-Average                                Number
    Range of          Outstanding           Remaining          Weighted-Average       Exercisable      Weighted-Average
Exercise Prices     as of 12/31/00      Contractual Life        Exercise Price      as of 12/31/00      Exercise Price
---------------     --------------    --------------------   ---------------------  --------------   -------------------
      $5.95             45,360            2.5 years                $  5.95               34,500            $  5.95
   7.00 - 7.65         118,500            4.3                         7.45               78,660               7.40
   8.18 - 9.00          29,860            5.5                         8.70               13,480               8.67
      10.15             29,000            6.0                        10.15               10,520              10.15
      14.07             19,020            8.5                        14.07                9,420              14.07
      15.25             14,200            9.1                        15.25                1,420              15.25
  16.47 - 16.55         39,980            7.5                        16.49               16,860              16.50
                       -------                                                          -------
                       295,920            5.2                         9.63              164,860               8.75
                       =======                                                          =======

NOTE 10 - EMPLOYEE BENEFITS OTHER THAN POSTRETIREMENT, MEDICAL AND LIFE INSURANCE BENEFITS

Defined benefit pension plan

The Bank has a defined benefit pension plan covering substantially all of its full time employees who meet certain eligibility requirements. The benefits paid are based on 2 1/2% of the final average salary for each of the first 20 years of service plus an additional 1% for each of the next 10 years of service less 1 2/3% of the member's social security benefit for each year of service (maximum 30 years), up to a maximum of 60% of the final average salary less 50% of the member's social security benefit.

The following tables set forth information about the plan as of December 31 and the years then ended:

                                                                        2000           1999
                                                                    -----------    -----------
Change in projected benefit obligation:
   Benefit obligation at beginning of year                          $ 4,376,532    $ 5,559,118
   Service cost                                                         198,992        286,734
   Interest cost                                                        379,076        344,138
   Actuarial loss                                                                   (1,241,046)
   Benefits paid                                                       (257,348)      (192,262)
   Liability change due to new census date                              225,557       (380,150)
                                                                    -----------    -----------
       Benefit obligation at end of year                              4,922,809      4,376,532
                                                                    -----------    -----------

Change in plan assets:
   Plan assets at estimated fair value at beginning of year           6,341,420      5,878,805
   Actual return on plan assets                                        (134,522)       654,877
   Benefits paid                                                       (257,348)      (192,262)
                                                                    -----------    -----------
       Fair value of plan assets at end of year                       5,949,550      6,341,420
                                                                    -----------    -----------

Funded status                                                         1,026,741      1,964,888
Unrecognized net gain                                                (1,205,957)    (2,220,519)
Unrecognized prior service cost                                          27,632         30,144
Unamortized net asset existing at date of adoption of SFAS No. 87       (69,819)       (96,366)
                                                                    -----------    -----------
       Accrued benefit cost included in other liabilities           $  (221,403)   $  (321,853)
                                                                    ===========    ===========

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 4.5% for 2000, 8.0% and 4.5% for 1999 and 6.75% and 5.0% for 1998, respectively. The weighted-average expected long-term rate of return on assets was 9.0% for 2000, 1999 and 1998.

Components of net periodic (benefit) cost:

                                                   2000         1999         1998
                                                ---------    ---------    ---------
Service cost                                    $ 198,992    $ 286,734    $ 265,088
Interest cost on benefit obligation               379,076      344,138      336,617
Expected return on assets                        (581,234)    (521,836)    (445,126)
Amortization of prior service cost                  2,512        2,512        2,512
Recognized net actuarial cost                     (26,547)     (26,547)     (26,547)
Amortization of net gain from earlier periods     (73,249)     (15,372)
                                                ---------    ---------    ---------
     Net periodic (benefit) cost                $(100,450)   $  69,629    $ 132,544
                                                =========    =========    =========

The amounts and types of securities of the Corporation and related parties included in plan assets as of December 31, 2000 and 1999 consists of shares of Beverly National Corporation stock.

Supplemental Retirement Plan

On December 24, 1996 the Corporation adopted a Supplemental Retirement Plan for two executive officers. This plan provides nonfunded retirement benefits designed to supplement benefits available through the Corporation's retirement plan for employees. The amount charged to expense for these benefits was $171,360 in 2000, $193,319 in 1999 and $156,039 in 1998.

The following tables set forth information about the plan as of December 31 and the years then ended.

                                                             2000        1999
                                                          ---------   ---------
Changes in projected benefit obligation:
   Benefit obligation at beginning of year                $ 631,250   $ 500,849
   Service cost                                             113,758     149,576
   Interest cost                                             59,601      43,903
   Benefits paid                                                  0           0
   Actuarial (gain) loss                                     18,586     (63,078)
                                                          ---------   ---------
           Benefit obligation at end of year                823,195     631,250
   Plan assets                                                    0           0
                                                          ---------   ---------
   Funded status                                           (823,195)   (631,250)
   Unrecognized net gain                                    (55,755)    (74,341)
                                                          ---------   ---------
     Accrued pension cost included in other liabilities   $(878,950)  $(705,591)
                                                          =========   =========

Components of net periodic cost:
   Service cost                                           $ 113,758   $ 149,576
   Interest cost                                             59,601      43,903
                                                          ---------   ---------
     Net periodic pension cost                            $ 173,359   $ 193,479
                                                          =========   =========

Assets of the Bank, consisting of U.S. Government obligations, corporate bonds, equity instruments and life insurance policies, which are used to assist in the administration of the plan but which are subject to the claims of creditors in the case of insolvency amounted to $822,653 and $687,850 at December 31, 2000 and 1999, respectively.

The discount rate and estimated pay increases used in determining the projected benefit obligation were 8.00% and 5.00% for 2000, 8.00% and 5.00% in 1999 and 6.75% and 5.00% for 1998, respectively.

Defined contribution profit sharing plan

The Corporation has a defined contribution profit sharing plan. Contributions by the Corporation were $16,728 in 2000, $10,000 in 1999 and $14,754 in 1998.

401K plan

The Corporation contributed $94,933, $70,861 and $82,732 to a 401K plan in 2000, 1999 and 1998, respectively.

Employee Stock Ownership Plan

The Corporation sponsors an Employee Stock Ownership Plan (ESOP). This plan is offered to employees who have attained age 21 and who have been employed by the Corporation and completed a minimum of 1,000 hours of employment. The plan entitles Corporation employees to common stock or cash upon retirement, disability, death or separation from service from the Corporation based on a vesting schedule. Benefits become 25% vested after two years of vesting service and increase to 100% vested after five years of vesting service.

The Corporation makes annual contributions to the ESOP in amounts determined by the board of directors, subject to a limitation based on earnings and capital of the Corporation. Such contributions are first made to permit required payments of amounts due under acquisition loans. Dividends received by the ESOP on shares of the Corporation owned by the ESOP are used to repay acquisition loans or are credited to the accounts of allocated shares. The ESOP may borrow money to purchase shares of the Corporation. The shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. ESOP compensation expense totalled $190,000 in 2000, $140,454 in 1999 and $144,000 in 1998.

The ESOP shares were as follows as of December 31:

                                                            2000            1999
                                                         -------         -------
Allocated shares                                         108,672          79,677
Shares released for allocation                                            17,146
                                                         -------         -------
Total ESOP shares                                        108,672          96,823
                                                         =======         =======

Any shares of the Corporation purchased by the ESOP after December 31, 1992 are subject to the accounting specified by the American Institute of CPAs Statement of Position 93-6. The only such shares were 12,000 shares in 2000, 2,820 shares purchased in 1996 and 6,756 shares purchased in 1994. As of December 31, 1999 all of these shares had been released from collateral. As they are released, the Corporation reports the compensation expense equal to the current market price of the shares and the shares will become outstanding for earnings-per-share computations. Also, as the shares are released, the related dividends will be recorded as a reduction of retained earnings, and dividends on the unallocated shares will be recorded as a reduction of debt and accrued interest.

A loan payable by the ESOP, with repayment guaranteed by the Corporation, was paid in full in 1999.

Severance Compensation Plan

The Severance Compensation Plan was adopted for employees, in the event of a Hostile Takeover, who have completed at least two years of continuous service with the Corporation. A participant in this plan is entitled to payments ranging from a lump sum payment equal to the employee's annual compensation during the preceding twelve months to a lump sum payment equal to two-and-one-half times such annual compensation if the employee is terminated for any reason set forth in the plan within two years after the takeover.

Change in Control

One of the Corporation's executive officers has a change in control agreement (agreement) with the Corporation. Under the agreement, if the executive officer's employment is terminated subsequent to a change in control as defined in the agreement, then the officer is entitled to a lump sum equal to the product of the average sum of annual base compensation, including salary and bonus, for the five preceding years multiplied by three.

In addition four executive officers have employment agreements which state that if the executive officer's employment is terminated subsequent to a change in control as defined in the agreement, then the officers are entitled to a lump sum equal to the product of the average sum of annual base compensation, including salary and bonus, for the five preceding years multiplied by two.

NOTE 11 - POSTRETIREMENT BENEFITS OTHER THAN PENSION

The Corporation provides postretirement medical and life insurance benefits for retired employees. During 1993 the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension." The Corporation elected to amortize the cumulative effect of the change in accounting for postretirement benefits of $859,500 which represents the accumulated postretirement benefit obligation (APBO) existing as of January 1, 1993. The APBO is being amortized on a straight-line basis over a twenty year period. The Corporation continues to fund medical and life insurance benefit costs on a pay-as-you-go basis. Participation in this plan was frozen in 1993 to include only individuals who met certain age and service requirements.

The following tables set forth information about the plan as of December 31 and the years then ended:

                                                               2000         1999
                                                            ---------    ---------
Change in accumulated postretirement benefit obligation:
   Benefit obligation at beginning of year                  $ 664,173    $ 631,561
   Service cost                                                 1,338        1,650
   Interest cost                                               50,370       43,554
   Actuarial (gain) loss                                       (5,705)      44,493
   Benefits paid                                              (66,060)     (57,085)
                                                            ---------    ---------
       Benefit obligation at end of year                      644,116      664,173
                                                            ---------    ---------

       Fair value of plan assets at end of year                     0            0
                                                            ---------    ---------

Funded status                                                (644,116)    (664,173)
Unrecognized net gain                                        (118,220)    (115,468)
Unrecognized transition obligation                            516,300      559,200
                                                            ---------    ---------
       Accrued benefit cost included in other liabilities   $(246,036)   $(220,441)
                                                            =========    =========

The discount rate used in determining the APBO as of December 31, 2000, 1999 and 1998 was 8.0%, 8.0% and 6.75%, respectively. The assumed healthcare cost trend rate used in measuring the APBO was frozen at 7% in 1997 and each year thereafter.

Components of net periodic cost:

                                               2000         1999         1998
                                             --------     --------     --------
Service cost                                 $  1,338     $  1,650     $  2,468
Interest cost on benefit obligation            50,370       43,554       42,974
Amortization of prior service cost             42,900       42,900       42,900
Recognized net actuarial cost                  (2,953)      (3,280)     (13,814)
                                             --------     --------     --------
     Net periodic cost                       $ 91,655     $ 84,824     $ 74,528
                                             ========     ========     ========

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                1-Percentage-        1-Percentage-
                                                               Point Increase       Point Decrease
                                                               --------------       --------------
Effect on total of service and interest cost components          $     957            $     845
Effect on postretirement benefit obligation                         12,913               11,416

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Corporation is obligated under various lease agreements covering branch offices and equipment. These agreements are considered to be operating leases. The terms expire between 2001 and 2029. Options to renew for additional terms are included under the branch office lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2000:

         2001                                                  $  186,166
         2002                                                     105,456
         2003                                                     105,151
         2004                                                     108,151
         2005                                                      73,225
         Years thereafter                                       1,509,000
                                                               ----------
                  Total minimum lease payments                 $2,087,149
                                                               ==========

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $196,904 for 2000, $188,693 for 1999 and $150,672 for 1998.

NOTE 13 - FINANCIAL INSTRUMENTS

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The estimated fair values of the Corporation's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

                                                2000                          1999
                                    ---------------------------   ---------------------------
                                      Carrying         Fair         Carrying         Fair
                                       Amount          Value         Amount          Value
                                    ------------   ------------   ------------   ------------
Financial assets:
    Cash and cash equivalents       $ 28,902,733   $ 28,902,733   $ 16,378,530   $ 16,378,530
    Available-for-sale securities     37,934,262     37,934,262     30,017,299     30,017,299
    Held-to-maturity securities       17,131,682     17,056,023     17,078,037     16,752,628
    Federal Home Loan Bank stock         636,200        636,200        636,200        636,200
    Federal Reserve Bank stock            97,500         97,500         97,500         97,500
    Loans                            169,418,472    168,441,000    146,853,578    146,060,000
    Mortgages held-for-sale              200,269        200,269      1,349,314      1,349,314
    Accrued interest receivable        1,890,088      1,890,088      1,268,741      1,268,741

Financial liabilities:
    Deposits                         238,874,861    238,962,000    199,228,713    199,229,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

                                                       2000              1999
                                                   -----------       -----------
Commitments to originate loans                     $ 2,765,000       $   476,091
Standby letters of credit                              334,605           198,894
Commercial letters of credit                                              23,753
Unadvanced portions of loans:
    Consumer                                         2,159,765         1,401,160
    Home equity                                      6,208,617         6,302,574
    Commercial lines of credit                      11,040,065        10,791,491
    Commercial construction                            574,722         1,763,702
    Residential construction                         3,069,352         1,343,221
                                                   -----------       -----------
                                                   $26,152,126       $22,300,886
                                                   ===========       ===========

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

The Corporation has no derivative financial instruments subject to the provisions of SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 15 - REGULATORY MATTERS

The Bank, as a National Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. As of December 31, 2000 the Bank could declare dividends up to $2,765,690, without the approval of the Comptroller of the Currency.

The Corporation and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                       To Be Well
                                                                                                    Capitalized Under
                                                                              For Capital           Prompt Corrective
                                                         Actual            Adequacy Purposes:       Action Provisions:
                                                    ---------------        ------------------       ------------------
                                                    Amount    Ratio        Amount       Ratio       Amount       Ratio
                                                    ------    -----        ------       -----       ------       -----
                                                                     (Dollar amounts in thousands)
As of December 31, 2000:
     Total Capital (to Risk Weighted Assets):
         Consolidated                              $24,587    15.19%      $12,950       >8.0%          N/A
                                                                                        -
         Beverly National Bank                      21,240    13.33        12,750       >8.0       $15,938      >10.0%
                                                                                        -                       -

     Tier 1 Capital (to Risk Weighted Assets):
         Consolidated                               22,674    14.01         6,475       >4.0           N/A
                                                                                        -
         Beverly National Bank                      19,327    12.13         6,375       >4.0         9,563       >6.0
                                                                                        -                        -

     Tier 1 Capital (to Average Assets):
         Consolidated                               22,674     9.41         9,639       >4.0           N/A
                                                                                        -
         Beverly National Bank                      19,327     7.71        10,025       >4.0        12,531       >5.0
                                                                                        -                        -

As of December 31, 1999:
     Total Capital (to Risk Weighted Assets):
         Consolidated                               22,367    15.43        11,600       >8.0           N/A
                                                                                        -
         Beverly National Bank                      19,526    13.81        11,311       >8.0        14,139      >10.0
                                                                                        -                       -

     Tier 1 Capital (to Risk Weighted Assets):
         Consolidated                               20,551    14.17         5,800       >4.0           N/A
                                                                                        -
         Beverly National Bank                      17,754    12.56         5,656       >4.0         8,484       >6.0
                                                                                        -                        -

     Tier 1 Capital (to Average Assets):
         Consolidated                               20,551     9.44         8,711       >4.0           N/A
                                                                                        -
         Beverly National Bank                      17,754     8.21         8,652       >4.0        10,815       >5.0
                                                                                        -                        -

NOTE 16 - EARNINGS PER SHARE (EPS)

In the earnings-per-share computations, the average number of shares outstanding does not include 8,573 shares for 1999 and 21,975 shares for 1998 which were the average number of shares not committed to be released under the Bank's ESOP plan for those years.

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

                                                                          Income             Shares        Per-Share
                                                                        (Numerator)      (Denominator)       Amount
                                                                        -----------      -------------     ---------
Year ended December 31, 2000
   Basic EPS
     Net income and income available to common stockholders              $2,700,991        1,616,157         $1.67
     Effect of dilutive securities, options                                                  124,884
                                                                         ----------        ---------
   Diluted EPS
     Income available to common stockholders and assumed
       conversions                                                       $2,700,991        1,741,041         $1.55
                                                                         ==========        =========

Year ended December 31, 1999
   Basic EPS
     Net income and income available to common stockholders              $2,232,641        1,557,764         $1.43
     Effect of dilutive securities, options                                                  169,990
                                                                         ----------        ---------
   Diluted EPS
     Income available to common stockholders and assumed
       conversions                                                       $2,232,641        1,727,754         $1.29
                                                                         ==========        =========

Year ended December 31, 1998
   Basic EPS
     Net income and income available to common stockholders              $2,139,911        1,540,943         $1.39
     Effect of dilutive securities, options                                                  180,234
                                                                         ----------        ---------
   Diluted EPS
     Income available to common stockholders and assumed
       conversions                                                       $2,139,911        1,721,177         $1.24
                                                                         ==========        =========

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements presented are for the Beverly National Corporation (Parent Company Only) and should be read in conjunction with the consolidated financial statements.

                          BEVERLY NATIONAL CORPORATION
                              (Parent Company Only)

                                 BALANCE SHEETS

                           December 31, 2000 and 1999

                                                                                       2000            1999
                                                                                   ------------    ------------
ASSETS
Cash                                                                               $        710    $     20,430
Investment in Beverly National Bank                                                  19,375,676      17,430,565
Investment in Cabot Street Realty Trust                                                 525,496         519,548
Investment in available-for-sale securities                                           1,085,018         512,670
Loans                                                                                    35,000          35,000
Premises and equipment                                                                  515,891         532,633
Accounts receivable from subsidiaries                                                 1,047,000       1,135,858
Interest receivable                                                                      29,877           1,845
Prepaid and deferred taxes                                                              124,564          39,547
Other assets                                                                                                925
                                                                                   ------------    ------------
           Total assets                                                            $ 22,739,232    $ 20,229,021
                                                                                   ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued audit expense                                                              $      4,000    $      3,140
Other liabilities                                                                                         7,602
                                                                                   ------------    ------------
           Total liabilities                                                              4,000          10,742
                                                                                   ------------    ------------
Stockholders' equity:
   Preferred stock, $2.50 par value per share; 300,000 shares authorized; issued and outstanding none
   Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued
     1,678,898 shares as of December 31, 2000 and 1,622,018 shares as of
     December 31, 1999; outstanding, 1,632,774 shares as of December 31,
     2000 and 1,575,894 shares as of December 31, 1999                                4,197,245       4,055,045
   Paid-in capital                                                                    2,929,381       2,572,740
   Retained earnings                                                                 15,982,441      14,349,652
   Treasury stock, at cost (46,124 shares)                                             (427,467)       (427,467)
   Accumulated other comprehensive income (loss)                                         53,632        (331,691)
                                                                                   ------------    ------------
           Total stockholders' equity                                                22,735,232      20,218,279
                                                                                   ------------    ------------
           Total liabilities and stockholders' equity                              $ 22,739,232    $ 20,229,021
                                                                                   ============    ============

                          BEVERLY NATIONAL CORPORATION
                              (Parent Company Only)

                              STATEMENTS OF INCOME

                  Years Ended December 31, 2000, 1999 and 1998

                                                                          2000           1999           1998
                                                                      -----------    -----------    -----------
Interest and dividend income:
   Interest on taxable investment securities                          $    61,099    $    16,398    $    23,186
   Dividends on marketable equity securities                                4,707          3,661
   Interest on loans and receivables from subsidiaries                     80,286         78,354         63,224
   Dividends from Beverly National Bank                                 1,060,702        892,660        687,536
                                                                      -----------    -----------    -----------
           Total interest and dividend income                           1,206,794        991,073        773,946
                                                                      -----------    -----------    -----------
Other income:
   Rental income                                                           36,000         36,000         36,000
                                                                      -----------    -----------    -----------
           Total other income                                              36,000         36,000         36,000
                                                                      -----------    -----------    -----------
Expenses:
   Occupancy expense                                                       16,742         16,741         21,292
   Equipment expense                                                                         100            119
   Other expense                                                          105,879         92,617         76,431
                                                                      -----------    -----------    -----------
           Total expenses                                                 122,621        109,458         97,842
                                                                      -----------    -----------    -----------
Income before income tax benefit and equity in undistributed
   net income (loss) of subsidiaries                                    1,120,173        917,615        712,104
Income tax benefit                                                         (2,703)        (9,695)        (3,400)
                                                                      -----------    -----------    -----------
Income before equity in undistributed net income (loss) of
   subsidiaries                                                         1,122,876        927,310        715,504
                                                                      -----------    -----------    -----------
Equity in undistributed net income (loss) of subsidiaries:
   Beverly National Bank                                                1,572,167      1,311,201      1,447,336
   Cabot Street Realty Trust                                                5,948         (5,870)       (22,929)
                                                                      -----------    -----------    -----------
           Total equity in undistributed net income of subsidiaries     1,578,115      1,305,331      1,424,407
                                                                      -----------    -----------    -----------
           Net income                                                 $ 2,700,991    $ 2,232,641    $ 2,139,911
                                                                      ===========    ===========    ===========

                          BEVERLY NATIONAL CORPORATION
                              (Parent Company Only)

                            STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 2000, 1999 and 1998

                                                                  2000           1999           1998
                                                              -----------    -----------    -----------
Cash flows from operating activities:
   Net income                                                 $ 2,700,991    $ 2,232,641    $ 2,139,911
   Adjustments to reconcile net income to net cash provided
     by operating activities:
       Undistributed net income of subsidiaries                (1,578,115)    (1,305,331)    (1,424,407)
       Increase in accrued expenses                                   860                           200
       Depreciation expense                                        16,742         16,741         21,292
       Increase (decrease) in taxes payable                        (7,602)         1,412          2,541
       Compensation expense relating to grants of common
         stock at prices less then market value                     1,488
       Change in prepaid and deferred taxes                           612          8,900          2,357
       Accretion of securities                                     (1,508)                         (205)
       (Increase) decrease in interest receivable                 (28,032)           445         (1,288)
       (Increase) decrease in prepaid expenses                        925           (925)
                                                              -----------    -----------    -----------

   Net cash provided by operating activities                    1,106,361        953,883        740,401
                                                              -----------    -----------    -----------

Cash flows from investing activities:
   Purchases of available-for-sale securities                  (1,127,768)      (394,931)      (501,313)
   Proceeds from sales of available-for-sale securities           577,884        550,458         69,656
   (Increase) decrease in due from subsidiaries                    88,858       (307,501)        49,000
                                                              -----------    -----------    -----------

   Net cash used in investing activities                         (461,026)      (151,974)      (382,657)
                                                              -----------    -----------    -----------

Cash flows from financing activities:
   Proceeds from exercise of stock options                        403,147        110,009        329,722
   Dividends paid                                              (1,068,202)      (892,674)      (689,214)
                                                              -----------    -----------    -----------

   Net cash used in financing activities                         (665,055)      (782,665)      (359,492)
                                                              -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents              (19,720)        19,244         (1,748)
Cash and cash equivalents at beginning of year                     20,430          1,186          2,934
                                                              -----------    -----------    -----------
Cash and cash equivalents at end of year                      $       710    $    20,430    $     1,186
                                                              ===========    ===========    ===========

Supplemental disclosure:
   Income taxes paid (received)                               $     4,287    $   (20,007)   $    (8,298)

The Parent Only Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2000, 1999 and 1998, and therefore are not reprinted here.

                                   PART III

ITEM 1.  INDEX TO AND DESCRIPTION OF EXHIBITS


     The Exhibits described in the Exhibit Index immediately following the signature page of this Form 10-SB/A amendment No. 1 (which is incorporated by reference) are hereby filed as part of this Form 10-SB/A amendment No. 1.


                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 22, 2001               By: /s/ Lawrence M. Smith

                                      ------------------------------------------
                                           Lawrence M. Smith
                                           President, Chief Executive Officer,
                                           Director, Principal Executive Officer



Dated: June 22, 2001               By: /s/ Peter E. Simonsen

                                      ------------------------------------------
                                           Peter E. Simonsen
                                           Treasurer, Principal Financial and
                                           Accounting Officer

                                 EXHIBIT INDEX

                                    Exhibit
                                    -------


 3.1   Articles of Organization of Corporation, as Amended..............................................................  (1)

 3.2   By-Laws of Corporation, as Amended...............................................................................  (2)

10.1   Indenture dated as of January 21, 1976 between Benjamin Brown and Virgil C. Brink, Trustees of Y & M Trust, and
       Beverly National Bank............................................................................................  (3)

10.2   1987 Incentive Stock Option Plan for Key Employees...............................................................  (4)

10.3   1987 Directors' Plan, as amended.................................................................................  (5)

10.4   Employment Agreement dated May 31, 1991 between Beverly National Corporation and Lawrence M. Smith...............  (2)

10.5   Severance Agreement dated July 8, 1987 between Beverly National Corporation and Lawrence M. Smith................  (3)

10.6   Beverly National Corporation Plan for Severance Compensation After Hostile Takeover..............................  (3)

10.7   Employment Agreement between Beverly National Corporation and Julia L. Robichau, Vice President and Clerk of the
       Corporation and Vice President and Cashier, Chief Operations Officer of the Bank dated December 24, 1996.........  (6)

10.8   Change in Control Agreement between Beverly National Corporation and Julie L. Robichau, Vice President and Clerk
       of the Corporation and Vice President and Cashier, Chief Operations Officer of the Bank dated December 24, 1996..  (7)

10.9   Consulting Agreement between Beverly National Corporation and Julia L. Robichau, Vice President and Clerk of
       the Corporation and Vice President and Cashier, Chief Operations Officer of the Bank dated December 24, 1996.....  (8)

10.10  Supplemental Executive Retirement Agreement between Beverly National Corporation and Lawrence M. Smith dated
       December 24, 1996................................................................................................  (9)

10.11  Supplemental Executive Retirement Agreement between Julia L. Robichau, Vice President and Clerk of the
       Corporation and Vice President and Cashier, Chief Operations Officer of the Bank dated December 24, 1996......... (10)

10.12  1996 Incentive Stock Option Plan for Key Employees............................................................... (11)

10.13  1998 Incentive Stock Option Plan for Key Employees............................................................... (12)

10.14  1998 Directors Plan.............................................................................................. (13)

                               -------


10.15  Lawrence M. Smith Contract Extension...................................................................................  (14)

10.16  Julia L. Robichau, Vice President and Clerk of the Corporation and Vice President and Cashier, Chief Operations
       Officer of the Bank Amendment to Consulting Agreement..................................................................  (15)

10.17  Julia L. Robichau, Vice President and Clerk of the Corporation and Vice President and Cashier, Chief Operations
       Officer of the Bank Amendment to Supplemental Executive Retirement Agreement...........................................  (16)

10.18  First Amendment to Change and Control Agreement between Beverly National Corporation and Lawrence M. Smith.............  (17)

10.19  First Amendment to Split Dollar Agreement between Beverly National Corporation and Lawrence M. Smith...................  (18)

10.20  Change in Control Agreement between Beverly National Corporation and Peter E. Simonsen dated February 23, 2000.........  (19)

10.21  Employment Agreement between Beverly National Corporation and Peter E. Simonsen dated February 23, 2000................  (20)

10.22  Change in Control Agreement between Beverly National Corporation and James E. Rich, Jr. dated February 23, 2000........  (21)

10.23  Employment Agreement between Beverly National Corporation and James E. Rich, Jr. dated February 23, 2000...............  (22)

10.24  Change in Control Agreement between Beverly National Corporation and Deborah A. Rosser dated February 23, 2000.........  (23)

10.25  Employment Agreement between Beverly National Corporation and Deborah A. Rosser dated February 23, 2000................  (24)

10.26  Change in Control Agreement between Beverly National Corporation and Paul J. Germano dated February 23, 2000...........  (25)

10.27  Employment Agreement between Beverly National Corporation and Paul J. Germano dated February 23, 2000..................  (26)

21.    Subsidiaries of Corporation............................................................................................  (27)


                               -------

(1) Incorporated herein by reference to the identically numbered exhibits to the Annual Report 10-KSB for December 31, 1994.

(2) Incorporated herein by reference to identically numbered exhibits to the Annual Report 10-KSB for December 31, 1993.

(3) Incorporated herein by reference to identically numbered exhibits filed as part of Corporation's Registration Statement on Form S-18 (file No. 33-22224-B filed with the Commission on July 9, 1988.

(4) Incorporated herein by reference to Exhibit 4(a) to the Corporation's Registration Statement on Form S-8 (No. 33-347) filed on January 22, 1996.

(5) Incorporated herein by reference to Exhibit 4(b) to the Corporation's Registration Statement on Form S-8 (No. 33-347) filed on January 22, 1996.

(6) Incorporated herein by reference to Exhibit 10.8 to the Annual Report 10-KSB for December 31, 1996.

(7) Incorporated herein by reference to Exhibit 10.9 to the Annual Report Form 10-KSB for December 31, 1996.

(8) Incorporated herein by reference to Exhibit 10.10 to the Annual Report Form 10-KSB for December 31, 1996.

(9) Incorporated herein by reference to Exhibit 10.11 to the Annual Report Form 10-KSB for December 31, 1996.

(10) Incorporated herein by reference to Exhibit 10.12 to the Annual Report Form 10-KSB for December 31, 1996.

(11) Incorporated herein by reference to Exhibit 10.13 to the Annual Report Form 10-KSB for December 31, 1996.

(12) Incorporated herein by reference to Exhibit 10.13 to the Annual Report Form 10-KSB for December 31, 1998.

(13) Incorporated herein by reference to Exhibit 10.14 to the Annual Report Form 10-KSB for December 31, 1998.

(14) Incorporated herein by reference to Exhibit 10.15 to the Annual Report Form 10-KSB for December 31, 1998.

                               -------

(15) Incorporated herein by reference to Exhibit 10.16 to the Annual Report Form 10-KSB for December 31, 1998.

(16) Incorporated herein by reference to Exhibit 10.17 to the Annual Report Form 10-KSB for December 31, 1998.

(17) Incorporated herein by reference to Exhibit 10.18 to the Annual Report Form 10-KSB for December 31, 1999.

(18) Incorporated herein by reference to Exhibit 10.19 to the Annual Report Form 10-KSB for December 31, 1999.

(19) Incorporated herein by reference to Exhibit 10.20 to the Annual Report Form 10-KSB for December 31, 1999.

(20) Incorporated herein by reference to Exhibit 10.21 to the Annual Report Form 10-KSB for December 31, 1999.

(21) Incorporated herein by reference to Exhibit 10.22 to the Annual Report Form 10-KSB for December 31, 1999.

(22) Incorporated herein by reference to Exhibit 10.23 to the Annual Report Form 10-KSB for December 31, 1999.

(23) Incorporated herein by reference to Exhibit 10.24 to the Annual Report Form 10-KSB for December 31, 1999.

(24) Incorporated herein by reference to Exhibit 10.25 to the Annual Report Form 10-KSB for December 31, 1999.

(25) Incorporated herein by reference to Exhibit 10.26 to the Annual Report Form 10-KSB for December 31, 1999.

(26) Incorporated herein by reference to Exhibit 10.27 to the Annual Report Form 10-KSB for December 31, 1999.

(27) Incorporated herein by reference to Exhibit 21 to the Annual Report on Form 10-KSB for December 31, 2000.